Marine Growth Ventures, Inc.
405-A Atlantis Road
Cape Canaveral, Florida 32920

March 18, 2009

VIA EDGAR

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Mail Stop 3561

Re:
Marine Growth Ventures, Inc.
File No. 333-128077
Form 10-KSB: For the fiscal year ended December 31, 2007
Form 10-Q: For the quarterly period ended September 30, 2008
Form 8-K furnished February 13, 2009

Dear Ms. Shenk:

The following are responses of Marine Growth Ventures, Inc. (the “Company”) to the corresponding numbered comments in the March 10, 2009 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 10-KSB for the fiscal year ended December 31, 2007, and an amended Form 10-Q for the quarterly period ended September 30, 2008, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter.  If this approach is not acceptable, please advise our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180).

Form 10-Q: For the quarterly period ended September 30, 2008

Item 1. Financial Statements

Consolidated Balance Sheet, page 3

1. We have reviewed your response to our prior comment number 6.  However, we do not believe that you have fully addressed the concerns raised in our prior comment.  We note from your response that although third parties have expressed interest in your company’s marketed vessel (i.e. the Babe), you company has been unable to locate a new potential buyers.  We note further that the Babe had been marketed for almost a year as of the date of your response letter, and general economic conditions have declined significantly since your company began marketing this vessel.  Despite these factors, it does not appear that your company has made any material adjustment to the price at which it is marketing the Babe or initiated any other substantial actions to locate a new party to purchase the vessel or to respond to the recent downturn in economic conditions.

Give the aforementioned facts, please tell us why you believe the Babe is being marketed at a price that is reasonable in relation to its current fair value and that is probable of generating a sale with a year.   Your respond should specifically explain (i) how you determined the price at which the Babe has been listed, (ii) whether or not you believe that the recent downturn in economic conditions is likely to impact the price at which your company will be able to sell the Babe and the basis for your conclusion, (iii) why you continue to believe the Babe is marketed at its fair value, despite your company’s inability to locate a new buyer, and (iv) whether you plan to adjust the listing of the price of the Babe in the near term.   Please provide any analyses that you believe substantiate the fair value of this vessel.

Furthermore, if you conclude that the Babe has been marketed above its fair value and/or that the vessel will be marketed at a lower price, please tell us (a) the new price at which you plan to list the vessel and (b) whether such price will result in the recognition of an impairment charge.  Alternatively, if you do not plan to reduce the listing price of the Babe, tell us why the vessel should not be reclassified as “held and used.”   As part of your response, please explain how the guidance provided in paragraphs 30(d), 30(e), 31(c), and A23 of SFAS No. 144 was considered in reaching your conclusions.

Response

After additional consideration, the Company believe that the fair value of the Babe including the cost of disposal is $1,425,000. Given managements new estimate we will amend our September 30, 2008 10Q and take an impairment charge of $864,926.

Consolidated Statement of  Cash Flows,  page 5

2.  We have reviewed your response to our prior comment number 4.  Please revise the statement of cash flows presented in your forthcoming amendment to your form 10Q to reflect the cash outflows related to the professional fees based upon the information set forth in your response.

Response

The Company will amend its cashflow statement to reflect the information set forth in our last response letter.

3.  Per your response to our prior comment number 11, you plan to review the disclosure in your statement of cash flows for the period ended September 30, 2008 to appropriately reflect the loan transactions relating to the Babe.  Please tell us the amount(s) of the revisions you plan to make, and how such amounts relate to the acquisition of the Babe.

Response

Below is the breakdown of the addition items that we will be placing on our amended cashflows with respect to the Babe.

Greystone (Babe Note)	2,350,002
Purchase of Fixed Assets (Babe)	(2,289,926)
Advances on Ship Purchases	(60,076)

Notes to Condensed Consolidated Financial Statements

Note 4 — Fixed Assets, page 9

4. Based upon your response to our prior comment number 13, we note that your company (i) no longer intends to sell condos on the Pacific Aurora and (ii) has decided to hold the vessel for sale.   We also note that you have relied upon a valuation of the vessel, which was performed in April of 2008, to determine that the carrying value of the Pacific Aurora is note impaired.  However, given that the Pacific Aurora was previously held for use, it would appear that the assumptions used in the valuation analysis performed in April of 2008 would differ from the assumptions that would be used in a valuation analysis performed while the vessel is held for sale.  In this regard, we note that paragraph 34 of SFAS No. 144 states that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or its fair value less cost to sell.   Further, we note that, subsequent to April 2008, ther have been substantial changes in general economic conditions and the credit markets, which could impart the marketability or fair value of your vessel.   Give the aforementioned factors, we believe that you should (a) re-evaluate the fair value of the Pacific Aurora, (b) tell us the results of your new valuation analysis, and (c) provide any analyses that believe support the carrying value of the vessel.

Response

The Company has evaluated the carrying value of the Pacific Aurora and believes that there is no impairment necessary.  As stated in our prior response letter, in April of 2008 we hired an outside appraiser to obtain a current valuation of the Vessel.  The valuation of this vessel, less any costs that we would incur in holding this vessel for sale would still exceed the carrying costs of the vessel.   We have attached a copy this appraisal for your review so that you may see the excess value and understand why no impairment is necessary.

Form 8-K furnished February 13, 2009

5. We note that on February 9, 2009, Greystone Business Credit II, L.L.C (“Greystone,”) a lender, provided you with a notice of continuing defaults related to your company’s Marine Growth Loan Agreement.  The notice also advised that Greystone reserves all rights and remedies that arise under the Marine Growth Loan Agreement and at law due to defaults.  Based upon the notice of default, it appears your company’s borrowings from Greystone should be classified as current liabilities on your balance sheet.  In this regard, please tell us (i) when your company first violated the default provisions of its Marine Growth Loan Agreement, and (ii) whether your company had defaulted on the agreement as of September 30, 2008.  Furthermore, please confirm that all of your company’s outstanding borrowings from Greystone will be classified as current liabilities on your balance sheet until the aforementioned defaults are cured.  Alternatively, tell us why you believe that the reclassification of your company’s borrowings is not necessary.

Response

The default letter from Greystone dated February 9, 2009, was the first default letter that our company received from Greystone.  As of September 30, 2008, the Company was not in default of this agreement.    On our balance sheet dated December 31, 2008, the Company will be listing the Greystone liabilities as a current liability.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 414-283-2639.  Otherwise, I look forward to hearing from you that our responses are satisfactory and that we can proceed with the preparation and filing of the amended reports.

Very truly yours,

_____________________
Katherine Ostuszka
Chief Financial Officer

BSM MARINE SURVEYING, PROJECTS, SERVICES

Box 71017,
3552 West 41st Ave
Vancouver, B.C.
V6N 4J9

Tel: 604 261 6464
Fax: 604 261 5464
Cel: 604 802 8891

BUILDING SEA MARINE LTD

MARINE SURVEYING, PROJECTS, SERVICES

SURVEY REPORT NO. 140

M.V. "PACIFIC AURORA"

CONDITION & VALUATION SURVEY – UPDATE 2008

THIS IS TO CERTIFY THAT the undersigned surveyor at the request of Marine Growth Ventures Inc., Cape Canaveral, Florida, USA inspected the mini-cruise vessel M/V "PACIFIC AURORA" on April 16, 2008 while the vessel lay afloat in Vancouver Harbour moored at Allied Shipbuilders Ltd., North Vancouver, B.C., Canada.

The purpose of the inspection was to resurvey the vessel in comparison to a survey conducted by the undersigned February 2007 in order to ascertain the current condition of the vessel for the intended service and to re-evaluate the vessel subsequent to significant improvements made by the new owners in preparing the vessel for service.

ATTENDING: survey of April 16, 2008

Mr. X. Peng	Chief Officer, representing the owners
Mr. D. Trickett	Building Sea Marine Ltd., Surveyor

OVERVIEW:

The PACIFIC AURORA is a professionally built, all welded steel, twin screw, diesel powered 'pocket' or mini-cruise ship recently converted from passenger/cargo service and carries a raked stem, rounded bilges, semi-cruiser stern and three tier deckhouse with the bridge set forward of amidships.

The conversion and rebuild from passenger/cargo service to cruise passenger was completed in early 2002, created all outside passenger cabins on two decks with dining, entertainment and observation lounges connected by designer appointed public spaces for the intended use of specialty and excursion adventure cruises along the coastal waters of the Pacific Northwest of Washington State, the West Coast of British Columbia and Southeastern Coast of the State of Alaska.

M/V "PACIFIC AURORA" – Condition & Valuation Survey – Update
Page 2
Survey Report No. 140

2008 05 07

Photo No.1 – Port forward and wheelhouse.

PACIFIC AURORA
2008 05 07

Photo No.2 – Port side amidships and aft.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update
Page 3 Survey Report No. 140

PARTICULARS OF VESSEL:

NAME:	"PACIFIC AURORA" (ex. "TAVERNER")
OWNER:	Marine Growth Ventures Inc. Cape Canaveral, Florida, USA
VESSEL TYPE:	Coastal Cruise Ship / Overnight Passenger
NUMBER OF PASSENGERS:	68 (as per certificate)
NUMBER OF CREW:	11 Category A (Voyages port to port w/o passengers) 23 Category B (Voyages within certificate limitations with passengers)
TOTAL PASSENGER BERTHS:	82
OFFICIAL NUMBER:	318341
PORT OF REGISTRY:	Prince Rupert, B.C., CANADA
DIMENSIONS:	<u>Length O.A</u> 188' – 0" <u>Length B.P.</u> 170' – 3" <u>Breadth Mld</u> 38' – 0" <u>Depth Mld</u> 21' – 0"
SUMMER LOAD DRAFT:	12' – 10¼"
GROSS TONNAGE:	1183.00
NET (REGISTERED) TONNAGE:	355.00
DATE OF BUILD:	1962
WHERE BUILT:	Canadian Shipbuilding and Engineering Ltd. Collingwood, Ontario, CANADA
DATE OF REBUILD:	1998 – 2002 & 2007
WHERE REBUILT:	Vancouver, British Columbia, CANADA
CONSTRUCTION:	All welded steel, Transverse framed with longitudinal stringers
CONSTRUCTION CLASS:	(Originally built) Lloyd's No. 100 AL & L.M.C, It is believed class was maintained up until 1998.
ICE CLASS:	(Originally built) Class II
CLASSIFICATION:	Transport Canada
CLASS OF VOYAGES: Voyages:	NC2 with Limitations on Use of Certificate, for (not beyond) Home Trade, III
CERTIFICATE NO:	8562 - 07568
CERTIFICATE VALID UNTIL:	August 29, 2008
LOAD LINE:	Not Assigned

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update Survey Report No. 140
Page 4

GENERAL DESCRIPTION:

The PACIFIC AURORA was originally built as a cargo / passenger vessel for use in and around Newfoundland and the east coast of Laborador. In 1997 the vessel was purchased from the original owners and brought to the west coast of British Columbia for the express purpose of conversion to a mini-cruise configuration. Conversion was essentially complete in 2002 except for minor completion items when all work stopped. The languished at various moorages within Vancouver Harbour until the current owners purchased the vessel in 2007 and immediately commenced completing all work for the conversion as well as confirming the good operational status of work already completed.

The main and upper decks of the PACIFIC AURORA carry a gently sweeping sheer from the rounded cruiser-style stern forward to the moderately flared bow. From forward a forecastle deck leads to a short open waist at the forward upper deck followed by the full-width deckhouse stretching aft to a short exterior aft deck in the stern. The boat deck above carries the wheelhouse/bridge forward followed by the officer's accommodations and vessel equipment spaces along the centerline moving aft. Atop the boat deck aft the bridge is the vista deck with a near full width observation lounge, the funnel and an exterior weather protected observation/sun room leading to the exterior aft boat deck.

The primary weather deck is the Boat Deck below of which is found the Upper Deck. Below the Upper Deck the hull is divided by the Main Deck into a tween deck space above and machinery & ship's spaces below with double bottom tanks under. Below the Main Deck level the hull is compartmented by five (5) full transverse bulkheads, five (5) partial transverse bulkheads, three (3) partial longitudinal bulkheads and the double bottom tank tops to form twenty (20) watertight compartments.

Notes to deck names:	Main (Watertight) Deck = Pacific Deck
	Exterior (Weather Deck) = Upper Deck = Aurora Deck
	Tween Deck space is between the Main and Upper Decks

Below the Main Deck from forward the watertight compartments are located as follows:

Non-potable Fresh Water and a Void Space on the tank top above Forward Double Bottom Water Ballast Tanks;
Sewage & Laundry Space (non-watertight to Forward Passenger Accommodation) on the tank top above No.1 Double Bottom Water Ballast (P & S), Cofferdam (adjacent centerline on starboard), Cofferdam;
Pump Room on the tank top above forward portion No.2 Double Bottom Fuel Oil (P & S);
Engine Room (non-watertight to the mid-ship passenger space) on the tank top above the aft portion of No.2 Double Bottom Fuel Oil (P & S), Sea Bay and No.3 Double Bottom (P & S);
Shaft Compartment; and,
Aft Peak Fresh Water (P & S)

The Tween Deck space between the main and upper decks is divided by seven (7) transverse bulkheads forming eight (8) compartments of which three (3) are watertight and five (5) water-divisional (non-watertight) to the upper deck level due to companionway access from the upper deck.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update Survey Report No. 140
Page 5

GENERAL DESCRIPTION, cont'd

Through the Tween Deck space from forward the compartments are denoted as Watertight (WT) and Non-watertight (NWT) and located as follows:

Fore Peak Water Ballast (WT);
Chain Locker (WT);
Forward Crew Accommodation (NWT);
Forward Passenger Accommodation (NWT);
Mid-ship Passenger Accommodation (NWT);
Galley & Dining Space (NWT);
Aft Crew Accommodation (NWT); and,
Steering Gear Room (WT).

Watertight doors located in transverse bulkheads between some of the spaces segment the compartments of the Tween Deck space creating water-divisional spaces.
The doors and water-divisional spaces are described as follows:

Watertight Door (No.3) separating the Forward Crew Accomm and Sewage & Laundry;
Watertight Door (No.2) separating the Mid-ship Passenger Accommodation from the Galley & Dining Space; and,
Watertight Door (No.1) separating the Galley & Dining Space from the Aft Crew Accom.

The Upper Deck Accommodation (Aurora Deck) from forward is as follows:

Forward doghouse and entry to forward deck (P & S);
Forward access down to Forward Crew Accommodations (Tween Deck);
Forward entry to Upper Deck Central Hallway;
Upper Deck Central Hallway - Forward;
Passenger cabins P & S;
Access down to Forward Passenger Accommodations (Tween Deck) and Forward Crew Accommodation;
Emergency egress (Pump Room) trunk exit located in utilities closet on centerline;
Access down to Mid-ship Passenger Accommodation (Tween Deck);
Emergency egress (Engine Room) trunk exit located in utilities closet on centerline;
Port and Starboard Access Hallways and Fuelling Bays
Forward Central Lobby;
Access up to Boat Deck Accommodation and Entrance Hall;
Exhaust Casing;
Starboard Hallway;
Access down to Engine Room;
Passenger cabins P & S;
Access down to Galley & Dining Space (Tween Deck);
Access up to Emergency Generator Room and exterior Boat Deck port and starboard;
Aft Central Lobby;
Upper Deck Central Hallway - Aft;
Deck Washroom on Starboard;
Emergency egress (Engine Room) trunk exit located in utilities closet on starboard;
Access down to Aft Crew Accommodation and Galley (Tween Deck);
Upper Deck Aft Lounge with access to aft exterior upper deck.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update Survey Report No. 140
Page 6

GENERAL DESCRIPTION, cont'd

The Boat Deck from forward is as follows:

Open exterior deck at the bow with forward access down to upper deck waist;
Raised wheelhouse with central helm, P & S side deck access and exterior ladder access P & S to flying bridge;
Central Hallway;
Officer's cabins P & S;
Deck washroom on starboard;
Officer's cabins P & S;
Access cross-hallway with doors to P & S side decks;
Officer's cabin on starboard;
Access down to Forward Central Lobby and forward Upper Deck Passenger Accommodation (Aurora Deck);
Access up to top Observation Lounge (Vista Deck);
Telephone control Room on port;
Fan Room;
Access cross-hallway to P & S exterior side decks and access down to Aft Central Lobby and aft Upper Deck Passenger Accommodation (Aurora Deck);
Emergency Generator Room;
Fire Control and CO_2 Room on port;
Deck Stores on starboard;
Deck washroom;
Fire Fighting Equipment Room at starboard aft boat deck;
Aft stairway up to the aft exterior Vista Deck;
Aft stairway down to upper deck aft exterior (Aurora) deck; and,
Rescue boat RIB with hoist slings connected to the cargo boom hoist.

The Vista Deck from forward is as follows:

Flying Bridge with central main mast and P & S bridge wing control stations;
Short well deck between the flying bridge and forward face of the Vista Deck Observation Lounge;
Vista Deck Observation Lounge;
Access down to Boat Deck and Officer's Accommodations;
Deck washroom on starboard;
Funnel;
Access hallway with door leading aft to exterior enclosed observation/sun room;
Exterior observation/sun room & outside bar with through access and door to aft exterior deck;
Aft mast, cargo boom / rescue boat launch & hoisting equipment; and,
Stairway down to the Aft Boat Deck.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update Survey Report No. 140
Page 7

INTERIOR DETAIL DESCRIPTION:

Passenger and common areas contained within the Tween Deck space, the Upper (Aurora) Deck and the Vista Deck with cabins located on the Tween and Upper Decks. All cabins with outside porthole or window.

Dining contained at the aft Tween Deck with an aft lounge at the aft Upper Deck

Inside and outside observation lounges located on the Vista Deck

Interior passenger areas between decks connected by wide curving companionway stairs. Common public areas within the Tween and Upper Decks generally found as wide central hallways and lobby areas appointed with unique designer attributes and loose seating.

Forward and aft lobbies in the central Upper Deck passageway each have hostess desks and display cabinets for passenger information and gift displays.

The common and entertainment spaces carry a design theme incorporating decorative steelwork on railings, counters and service desks with the theme coordinating to the custom lighting fixtures. Passageway decks are finished in a mixture of decorative concrete and carpet and passageway walls are variously finished in decorative wall coverings. The decks in the dining area are carpeted while the aft lounge has an inlaid hardwood floor similar to a ship's wooden deck.

The dining room and aft lounge walls including crown molding are appointed with oak paneling inlaid with verdigris copper. Custom designed and built ceiling light fixtures and wall sconces are found in the dining room, aft lounge and inside observation lounge.

Cabins vary in arrangement from single, twin or double beds to two singles (some as bunk beds), a single and twin, single & bunk bed, two twins or two doubles. All beds constructed as a high quality mattress on a finished hardwood or pine-slatted frame.

A Typical Cabin consists of bed(s), ensuite washroom with shower, desk, chair, hanging locker storage, telephone, TV, general lighting and halogen spot or directed lighting. The wall coverings in the cabins are bright neutral tones. Ceilings are white acoustical tile on a drop ceiling system. All cabins are individually heated with cabin control as well as vented through a ship's ventilation system that can be adjusted by the occupant. All cabins with an opening window or porthole. Portholes also fitted with deadlight covers.

A limited few cabins have tub showers.

Interior construction of the passenger areas within the ship's structure is primarily steel stud with composite panels attached and drop ceilings throughout. Ship's services run longitudinally and transversely through the ceilings and drop down through service closets between decks.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update
Page 8

Survey Report No. 140

2008 05 07

Photo No.3 – Central lobby.

2008 05 07

Photo No.4 – Central hallway, starboard side looking aft.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update
Page 9

Survey Report No. 140

Crew Cabins – Details by Deck and Cabin Number

Cabin#	Deck	Sngl	Twin	Dbl	Bunk	Queen	Occpncy	TV	Phn	Ensuite	w/tub
1	Boat				1		1	n	y	basin	
2	Boat				1		1	n	y	basin	
3	Boat				1		1	n	y	basin	
4	Boat				1		1	n	y	basin	
5	Boat				1		1	n	y	basin	
6	Boat				1		1	n	y	basin	
7	Boat				1		1	n	y	basin	
	Twn,Pfwd				6		6	y	y	n	
	Twn,Sfwd				6		6	n	n	n	
	Twn,Paft				4		4	n	y	n	
	Twn,Paft				4		4	n	y	n	
							27				

Passenger Cabins – Details by Deck and Cabin Number

Cabin#	Deck	Sngl	Twin	Dbl	Bunk	Queen	Occpncy*	TV	Phn	Ensuite	w/tub
A10P	Upper	1	1				3	y	y	y	
A12P	Upper			1			2	y	y	y	
A14P	Upper			1			2	y	y	y	
A15S	Upper					1	2	y	y	y	
A16P	Upper	1	1				3	y	n	y	
A17S	Upper	1					1	y	y	y	
A18P	Upper	1	1				3	y	y	y	
A19S	Upper				1		2	y	y	y	
A20P	Upper	1		1			3	y	y	y	
A21S	Upper				1		2	y	y	y	
A22P	Upper	2					2	y	y	y	
A23S	Upper				1		2	y	y	y	
A24P	Upper	1	1				3	y	y	y	
A25S	Upper	2					2	y	y	y	
A26P	Upper	1		1			3	y	y	y	
A27S	Upper	1		1			3	y	y	y	
A28P	Upper			1			2	y	y	y	
A29S	Upper			1			2	y	y	y	
A30	Upper	1		1			3	y	n	y	
A31S	Upper	1		1			3	y	y	y	
A32P	Upper				1		2	y	y	y	
A33S	Upper	1	1				3	y	y	y	
A34P	Upper	1					1	n	n	y	
A35S	Upper	1					1	n	n	y	
P26P	Twn, mid					1	2	y	n	y	y
P27S	Twn, mid					1	2	y	n	y	y
P28P	Twn, mid			2			4	y	n	y	y
P29S	Twn, mid			2			4	y	n	y	y
P30P	Twn, fwd	1				1	3	y	n	y	y
P31S	Twn, fwd				1		4	y	n	y	y
P32P	Twn, fwd				1		2	y	n	y	
P33S	Twn, fwd				1		2	y	n	y	
P34P	Twn, fwd				1		2	n	n	y	
P35S	Twn, fwd				1		2	n	n	y	
Occpncy* = Estimated							82

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update **Survey Report No. 140**
Page 10

2008 05 07

Photo No.5 – Typical cabin (twin & single).

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update Survey Report No. 140
Page 11

DETAILS OF SURVEY:

Survey for the purposes of Condition, Valuation and suitability for the intended service.

Survey scope encompassed the following as time allowed:

Sighting the condition of the exterior hull, decks, deckhouses and deck equipment;
Sighting the condition of the hull and internal structures of the interior spaces and accessible void / double bottom spaces below the upper deck.
Assessing and cataloguing the outfit and apparent condition of the main propulsion systems, auxiliary generators and ancillary ship's equipment. Included also was review of available documentation detailing repairs completed by the owners in the course of the refit;
Confirming state of ship's life and fire safety equipment;
Confirming layout, compliment and condition of crew and passenger accommodations;
Confirming the state of vessel completeness in regards the refit; and,
Confirming ship's documentation.

DETAILS OF VESSEL:

Hull Type:	Displacement, round bilge, low deadrise with straight keel blending to a skeg that carries the lower rudder bearing.
Propulsion:	Twin screw, open wheel Propellers reportedly with ice/log protection fitted.
Roll Stabilization:	Passive or active systems have reportedly not been fitted.
Hull Guards:	8" diameter sealed half-pipe attached around the complete sheerline at the upper deck level.
Bulwarks and Safety Rails:	Solid plate with pipe cap around the forecastle at 42" high Solid plate with pipe cap across the port and starboard upper deck forward waist at 42" high. Solid plate with pipe cap wrap around the upper deck aft exterior deck at 42" high. Braced solid plate with wooden cap rail across the forward extent of the boat deck at 42" high. Pipe rails weld attached to round cast stanchions weld attached to the deck plate with wooden cap rail at 42" high extending from the forward bulwarks on the boat deck aft along the port and starboard sides and wrapping around the stern.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update **Survey Report No. 140**
Page 12

DETAILS OF VESSEL, cont'd

Removable sections along the port and starboard midship sections allow access to the gangways and safety appliances in way.

Similar pipe rails weld attached to round cast stanchions weld attached to the deck plate with wooden cap rail at 42" high on the vista deck extending from the observation / sun room aft along the port and starboard sides and wrapping around the aft end of the deck.

Railing style blended to run up and down the exterior stairways between decks.

All pipe rails consist of three lower ¾" diameter rails equally spaced between a flat bar top rail and wooden cap rail.

Solid plate bulwarks at the forecastle, upper deck forward waist and upper deck aft exterior deck all fitted with freeing ports of adequate capacity.

Weather Deck Scuppers and Drains:

Forecastle Deck:	Over the side via freeing ports of adequate capacity,
Upper Deck – Fwd Waist:	Over the side via freeing ports of adequate capacity,
Upper Deck – Aft Deck:	Over the side via freeing ports of adequate capacity,
Boat Deck Drainage:	Flush deck, direct over the side.
General Drainage:	Exterior decks also fitted with 1½" diameter deck drains.
Port Holes and Windows:	Original hull at the main and upper deck levels fitted with 12" diameter bronze hinge-opening portholes, minimum one per cabin. Each porthole secured by two dogs and fitted with hinged bronze deadlight also secured by two dogs.
	New passenger cabins located within the original hull fitted with vertically oriented rectangular sealed windows, dimension 16" x 32", minimum one per cabin. Windows professionally constructed of tempered glass fit into secure frame.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update
Page 13
Survey Report No. 140

DETAILS OF VESSEL, cont'd

New deckhouse sections at the upper and vista deck levels fitted with vertically oriented rectangular sealed windows of various dimension. Windows professionally constructed of tempered glass fit into secure frames.

Aft lounge windows at the aft end of the upper deck on port and starboard additionally sealed with interior clear panels as per Transport Canada.

Wheelhouse windows square of dimension 32" x 32", fitted with brass frames with curved top and bottom chord and constructed of tempered glass fit into secure frames trimmed with wood inside.
The port and starboard side windows and the 3rd window along the forward face from port and starboard sides open vertically by hand mechanism with window lowered to hide in the lower wall.
The 2nd window along the forward face from port and starboard sides fitted with a clear screen.
Center window with windscreen wiper.

2008.05.07
Photo No.6 – Exterior Boat Deck, starboard side looking forward.

M/V "PACIFIC AURORA" – Condition & Valuation Survey – Update Survey Report No. 140
Page 14

SCANTLINGS:

Keel Strake	Reported 5/8" plate forward, 7/16" and 9/16" aft
Bottom Shell	Reported 7/16" plate
Side Shell	Reported 5/8" forward, ½" amidships and aft
Decks	Reported 5/16" plate
Double Bottom Tank Tops	Estimated 5/16" plate
Transverse Bulkheads	Estimated 5/16" plate for all bulkheads below the Upper Deck level. Estimated ¼" plate elsewhere
Transverse Frames	5" x 3" x 5/16" angle bar on 24" centers with flanged brackets to floors, main and upper decks
Intermediate Frames	4" x 3" x 5/16" angle bar on 24" centers (located between each transverse frame)
Transverse Floors	Estimated 5/16" plate through the double bottoms
Deck Beams	5" x 3" x 5/16" angle bar on 24" centers
Vertical Bulkhead Stiffeners	3" x 2" x ¼" angle bar on 18" centers
Longitudinal Stringer P & S	20" x 3" formed flange x 5/16" plate
Pillars (below Upper Deck):	4" & 6" diameter pipe

EXTERIOR (WEATHER) DECK OPENINGS:

Location	Number	Size	Closure	Coaming
Forecastle Stores (Bosun's Stores)	1	25" x 61" Steel door	8-dog, handwheel in&out, gasket	17" sill
Forward Deckhouse Access trunk, P & S	2	30" x 52" Alum door	6-dog, lever in&out gasket	24" sill
Skylights on Boat Deck CL (Fwd Passenger Accom's)	2	20½" x 56½" steel frame w/plexi panels	2 x hand-toggles, inside only, gasket	17"
Boat Deck CL Forward Deck (Sewage Room Emerg Egress)	1	22" x 22" Alum hatch	4-dog, handwhl in&out, sprung, gasket	28"
Port & Strbd Side Shell @ amidships (Fuel/Access)	2	40" x 72" steel door	10-dog separate handle in&out, gasket	9" sill
CL Aft Exterior Upper Deck (Access to Aft Lounge)	1	24" x 60" steel door	2-dog, levers in&out and striker, gasket	19" sill
Port Aft Exterior Upper Deck (Steering Gear Emerg Egress)	1	24" x 54" steel door	2-dog, levers in&out, gasket	29" sill
P & S Aft Upper Deck (Rope Pipes to Steering Flat)	2	8" diameter steel lid	3-dog toggle w/hinge gasket	36"

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INTERIOR WATERTIGHT CLOSURES within the TWEEN and UPPER DECKS:

Location	Size	Closure
TWEEN DECK		
WTD#3 – Between Fwd Crew and Fwd Passenger Accommodation	30" x 60" Steel door	Mechanical, by hydraulic ram, automatic with manual over-ride
WTD#2 – Between Dining/Galley and Midship Passenger Accommodation	30" x 72" Steel door	Mechanical, by hydraulic ram, automatic with manual over-ride
WTD#1 – Between Galley and Aft Crew Accommodation	24" x 78" Steel door	Mechanical, by hydraulic ram, automatic with manual over-ride
Between Aft Crew Accommodation and Steering Gear Room	21" x 60" Steel door	Manual, 6-dog, separate levers both sides, gasket, flush sill
UPPER DECK		
Pump Room Emergency Egress Located in Utility Closet on CL, Forward Central Hallway	21" diameter steel hatch	4-dog, manual handwhl in&out, hinged, sprung on 9" coaming
Engine Room Emergency Egress Located in Utility Closet on CL, Central Hallway/Lobby	21" diameter steel hatch	4-dog, manual handwhl in&out, hinged, sprung on 9" coaming
Shaft Space Emergency Egress Located in Utility Closet on Strbd, Aft Central Hallway	21" diameter steel hatch	4-dog, manual handwhl in&out, hinged, sprung on 9" coaming

FIXED BALLAST:

Concrete poured over the bottom of the forward void (double bottom tank top). Notations on the bulkhead indicate the weight to be 23 tons but this has not been confirmed.

Lead ingots secured in scattered locations on the tank top through the Engine Room. The number and distribution suggest the ingots have been placed for trimming the vessel while empty in order to zero a list.

WATER BALLAST:

Tank	Status at the time of survey
Forepeak Void	EMPTY
Forward DB WB, P & S	FULL
No.1 DB WB, P & S	FULL
No.2 Wing DB WB, P & S	FULL
No.3 Wing DB WB, P & S	FULL

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NAVIGATION and ELECTRONIC EQUIPMENT:

Unit	Number	Manufacturer	Type/Model & S/N
Compass - Magnetic	1	Henry Brown & Sons	Sestrel, Type: 89523, S/N: 5561-N, 8" dia. card, liquid filled, lighted, gimbaled with deviation card adjacent, dated Feb.8, 2003
Compass - Gyro	1	Litton Marine Systems	MK-37, S/N: 1685 serviced Aug. 2007
Gyro Displays	2	Litton Marine	Located at Central helm and Emerg Steering Position in the Steering Gear Room
Radar	1	Kelvin Hughes	Nucleus 5000R S/N: H50625
	1	Raytheon	R84 RasterScan S/N: LT 22168
NSK Unit (Collision Avoidance)	1	JRC	NCT-27
Navigator – GPS	1	Raytheon	Raystar 500 GPS
	1	Micrologic	ML-250 GPS, S/N: 104645
Steering System (central wheel)	1	Kelvin Hughes	Hydraulic
Steering Jog Lever	2	Wagner	Steering Jog Unit
Auto Pilot	1	Comnav	2001 with remote
Engine Controls	4	Kobelt	Combined shift & throttle
Radios – VHF	1	Motorola	Strbd, Triton M200 S/N: H5120A
	1	Motorola	Port, Triton II H50678 S/N: 175TXL0679
	1	Motorola	Aft, Triton II H50678 S/N: 175TXL1764
Radios – SSB	1	Kenwood	TKM-707, S/N: unknown
Radios – Navtex	1	Alden	AE-900, S/N: 233070

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NAVIGATION AND ELECTRONIC EQUIPMENT, cont'd

Unit	Number	Manufacturer	Type/Model & S/N
Autotel	1	Glenayre	GL-4000
Helm Positions	6	Central forward wheelhouse Port & Starboard wheelhouse Port & Starboard flying bridge wing Emergency Helm station in Steering Gear Rm	
Central Helm Console	Central Wheel, 30" diameter 6-spoke stainless steel with the following adjacent:	Magnetic compass in binnacle Gyro compass display Rudder angle indicator display Rudder angle request display	
Rudder Angle Indicator	2	Wagner	150, P & S helm station
	1	Smiths	Desymm, 6" diameter, mounted on W/H forward
Rudder Applied Indicator	1	Smiths	Desymm, 6" diameter, mounted on W/H forward
Depth Sounder	1	Suzuki	ES-830 Paper recorder
Anemometer	1	Davis	Weather Wizard II, digital with temperature readout
Clock	1	Barigo	6" dia., quartz, brass
Barometer	1	Barigo	3½" dia., aneroid, brass
Searchlights	2	Noack AS	Type: HS-470, 220 VAC 19" dia., bronze, 2000 watt, P & S with wheelhouse controls. Port S/N: 71257 Strbd S/N: 41236
Window – Wipers	1	16", fitted at center forward windscreen	
Window – Clear Screen	2	14" diameter, fitted at forward windscreen windows, 2nd inboard from port and strbrd. 'Chiara Visione' by Speich, 115 VAC. Port S/N: 8184, Strbd S/N: 7976

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NAVIGATION AND ELECTRONIC EQUIPMENT, cont'd

Unit	Number	Manufacturer Type/Model & S/N
Navigational Computer	1	CPU tower or laptop not present ViewSonic 14" flat panel screen, keyboard
Uninterruptible Power Supply	1	SOLA Network UPS – Primary, with Back-UPS 600 by APC
Internal Communications		Henshel, original hand crank system with seven (7) call-stations, identified as follows: Wheelhouse Captain's Cabin Chief Engineer Purser's Cabin (Ship's Office) Engine Room Steering Flat (Emergency) Generator Room NEC, Dterm Series II system, Installed during refit
Ship's System Panels		Watertight Door Control/Monitoring Panel Walz Krenzer system with indicators for: Galley, Shaft Room, Dining Room, Forward Accommodations, Pump Room The lighting indicators show consistently with the known position of the doors.
Switch/Distribution Panels		12 VDC panel located below the navigation center on starboard with the following: Navtex, Port GPS Port, Starboard and Aft VHF Autotel, SSB, 3 not marked
Navigational Light Panel		by Hose McCann Telephone, mounted on the starboard aft bulkhead with the following duplex circuits: Starboard Navigational Lights Port Navigational Lights Masthead Light Range Light Stern Towing Light Forward Anchor Light Aft Anchor Light

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NAVIGATION AND ELECTRONIC EQUIPMENT, cont'd

Unit	Number	Manufacturer	Type/Model & S/N
Fire System Alarm Panel	by Edwards Systems Technologies, mounted at the port aft bulkhead with the following indicators:		

Vista Lounge	Strbd Fwd Main Deck Accomm's
Aft Boat Deck	Forward Crew Accommodation
Aft Crew Accommodation	Shaft Room
Port Aft Passenger Deck	Engine Room
Starboard Passenger Deck	Separator Room
Port Amidships Upper Deck Accom's	Forward Laundry Room
Port Forward Upper Deck	Steering Flat
Strbd Forward Upper Deck	CO_2 System Manual
Bosun's Stores	Watertight Door No.1
Crew Accommodation	Watertight Door No.2
Galley	Watertight Door No.3
Dining Room	Watertight Door No.4
Port Main Deck Accommodation	Watertight Door No.5
Strbd Main Deck Accommodation	Watertight Door No.6 (Steering Flat)
Port Fwd Main Deck Accom's	spare
Strbd Fwd Main Deck Accom's	Telephone/Intercom/Page
Page Control Deckhouse Top	Fo'c's'le/Boat Deck Page
Upper Deck Page	Deck/Hold Page
Page All Zones	spare
Spare	Alarm Acknowledge

Miscellaneous	Ship's Whistle	Leslie-Tyfon, Type: TAC1, S/N: 2094 with Automatic Whistle Timer
Charger	Xantrax 'TrueCharge 10amp', Model: TC10TB, S/N: unknown, Input 120 VAC, 3a, Output 14 VDC, 10a. mounted on the starboard aft bulkhead	
Inverters	Newmar, 115 VAC – 12 VDC Model No: 115-12-32 mounted at starboard aft Model No: 115-12-8 mounted at the starboard console Model No: 115-12-8 mounted at the port console	
Transformer	Beaver Electric, 500 Kva, at the port console	
	Two (2) upholstered Captain's/helm chairs, portable Various publications, Sailing directions etc. Ship's manuals and safety procedures Manuals specific to the bridge equipment. Chart table with drawers under and an incomplete set of charts for the BC Coast.

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2008 05 07

Photo No.7 – Wheelhouse looking to port.

2008 .05 07

Photo No.8 – Wheelhouse looking to starboard.

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MACHINERY:

MAIN ENGINES, REDUCTION GEARS & SHAFTING

Main Engines	2	Fairbanks-Morse, 8-cylinder, opposed piston, two-stroke, naturally aspirated, slow-speed diesel engines. Model: 38D8-1/8 Port S/N: C-342, Strbd S/N: C-341 Developing 1100 hp @ 600 RPM Port @ 84,162.0 hours on meter Starboard @ 26,890.8 hours on meter Each main engine drives through a fluid coupling into a reverse reduction marine gearbox. Both engines 1962 models original to vessel but completely rebuilt in-frame through 2004/2005 (receipts confirmed).
Exhaust System		Dry exhaust system, blanketed through the engine room and exiting through the centerline midship casing to the funnel. Silencers located inside the exhaust casing.
Intake Silencers		Air-Maze filter type silencer
Cooling System		Fresh water heat exchanger cooled through engine driven circulation pumps. Fitted for jacket water and lube oil.
Starting System		Air start
Fluid Coupling	2	Vulcan-Sinclair FLUIDRIVE Model: SCD-2-46, Assembly No. 31169 Port S/N: 75547 Starboard S/N: 75546
Reverse/Reduction Gears	2	Hindmarch/M.W.D. Model: M2WR, Size 5 Special, Ratio 2.4:1 Port S/N: 12721 Starboard S/N: 12722
Intermediate Shafts bearings	2	8" diameter steel carried on pillow block
Intermediate Shaft Bearings	3	Pillow block bearings supporting each shaft, by Mitchell Bearings Ltd.
Tail Shafts	2	10" diameter steel with bronze liners

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2008.05.07

Photo No.9 – Main engines at entry companionway stair.

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MAIN ENGINES, REDUCTION GEARS & SHAFTING, cont'd

Shaft Brakes	2	Manually activated, band type, fitted on each intermediate shaft immediately aft the first pillow block bearing from the gear boxes.
Propellers	2	Reported manufactured by H.M.K Sales Ltd., Model: C-30145, 3-blade, NiAluBronze, 87" diameter x 86" pitch, one LH, one RH
Rudder	1	Single plate fitted on centerline with upper shaft and lower bearing supported on the keel shoe.
Steering System		Donkin & Co. Ltd., Model: G-449, S/N: 10449 Steering actuated by twin steering rams acting through a 'T' tiller head. Position sensing equipment fitted.
Emergency Steering		Located in the Steering Gear Room. Manual system with 48" diameter 10-spoke wooden wheel fitted, changeover instructions posted adjacent, rudder angle indicator, gyro display and ship's telephone adjacent.

AUXILIARY ENGINES

Port and Starboard Generators	2	Ruston Hornsby, Model: 6-VZBZ, 6-cylinder, in-line, four-stroke, naturally aspirated marine diesel engines. 225 horse power @ 600 rpm No.1 Unit, Port Side, S/N: 484320 No.2 Unit, Starboard Side, S/N: 484321
		Dry exhaust system, blanketed through the engine room and exiting through the centerline midship casing to the funnel.
		Fresh water heat exchanger cooled through engine driven circulation pumps.
		Air start
		Each direct driving an AC generator
		Both auxiliary engines reportedly partly rebuilt in-frame during the course of the refit.

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2008.05.07
Photo No.10 – Typical genset (starboard), looking aft.

2008 05 07
Photo No.11 – Typical genset, opposite side.

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MAIN ENGINES, REDUCTION GEARS & SHAFTING, cont'd

Emergency Generator	1	Cummins, Model: HU-6-1P, S/N: 7-W-4771 6-cylinder, in-line, four-stroke, naturally aspirated marine diesel engine. 158 horse power @ 1800 rpm Dry exhaust system, blanketed through the space with externally mounted silencer. Fresh water radiator cooled through engine driven circulation pump. 24 VDC electric start Drives the emergency AC generator
Air Compressor	1	Ruston Hornsby, Model: 2VB, S/N: 479552 2-cylinder, two-stroke, naturally aspirated marine diesel engine. 11 Bhp @ 1200 rpm Dry exhaust blanketed through the engine room and exiting through the centerline midship casing to the funnel. Freshwater cooled through a fan and radiator. 12 VDC electric start Drives a Reavell reciprocating air compressor.

ANCILLARY MACHINERY:

Lube Oil Purifier (Centrifuge)	1	DeLaval, Model: 1429F-60, S/N: 2852409 Capacity: 220 tons/day Driven by 5 hp electric motor 440 VAC, 3 ph, 60 Hz Located starboard side in the Pump Room with starter adjacent.
Fuel Oil Purifier (Centrifuge)	1	DeLaval, Model: 1429F-60, S/N: 2852410 Capacity: 150 tons/day Driven by 5 hp electric motor 440 VAC, 3 ph, 60 Hz Located starboard side in the Pump Room with starter adjacent.

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ANCILLARY MACHINERY, cont'd

Engine Room Vent Fans	2	Canadian Blower and Forge, Axial Type: 24" dia. Reported capacity: 49,000 CFM each Driven by 3 hp electric motors 440 VAC, 3 ph, 60 Hz, 1740 rpm Fan No.1, S/N: 01L1953 Fan No.2, S/N: 01L1954 Located in lower casing at Engine Room entry level. Starters/speed controls in Engine Room at main electrical panel with emergency shut-downs adjacent E/R access door in the Upper Deck Central Hallway.
Passenger & Galley Ventilation Fans	2	Vane Type: Driven by 7½ hp electric motors 440 VAC, 3 ph, 60 Hz, 1740 rpm Fan No.1, S/N: 01L1953 Fan No.2, S/N: 01L1954 Located in Fan Room at the aft Boat Deck.
Refrigeration Compressors	2	Copeland, driven by fractional hp electric motor 220 VAC, 1 ph, 60 Hz Located port side in the Shaft Room with MCC's adjacent. Thermostat controlled.
Heating Boiler	1	Veismann-Vitola-Biferral with Hansa blower, Tekmar computerized boiler controls, Model: 251, DPW computerized heating controls and dedicated Acme transformer unit mounted. Located on the port side of the Engine Room
Oil / Water Separator	1	DVZ, Model: 2500-HCV, S/N: 805-85 with unit mounted oil content detector, by Rivertrace Engineering. Located at starboard side of the Engine Room
Fuel Filtration – Primary		Hilco, Model: Hy-Flow RHP-8, eight-Canister in-line system, S/N: HF-26270

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ANCILLARY MACHINERY, cont'd

Fuel Filtration – Secondary		Racor, 75/1000FGX Diesel Fuel Filter / Water Separator, rated 360 GPH. Two (2) for each main engine, One (1) each for the auxiliary engines Single Racor 500FG for the Emerg Gen Engine All fuel lines steel or reinforced hose with shut-off valves at the fuel tanks.
Watertight Door Hydraulic Supply		Walz Krenzer, created at each door by individual hydraulic power packs and local controls with the master controls in a utility closet on the Upper Deck aft the Engine Room access door.

PUMPING SYSTEMS:

Fire Pump	1	Dynamic Engineering Type: V2C3, S/N: 26451-7 3" suction, 3" discharge Reported 75 tons/hr Driven by 37 hp electric motor 440 VAC, 3 ph, 60 Hz, 1740 rpm Located aft in the Engine Room with starter adjacent.
Bilge Pumps	2	Dynamic Engineering Type: VC2, 3" suction, 2" discharge Pump No.1, S/N: 26451-5 Pump No.2, S/N: 26451-6 Reported 30 tons/hr Each driven by 9 hp electric motor, 440 VAC, 3 ph, 60 Hz, 1740 rpm No.1 located at port side in the Engine Room with starter adjacent. No.2 located at starboard side in the Pump Room forward of the separator with starter adjacent.
Bilge & Ballast Pump	1	Dynamic Engineering Type: C5x4VP, S/N: 26451-4 5" suction, 4" discharge Reported 75 tons/hr Driven by 45 hp electric motor, 440 VAC, 3 ph, 60 Hz, 1740 rpm Located at port side in the Pump Room with starter adjacent.

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Survey Report No. 140

PUMPING SYSTEMS, cont'd

General Service & Fire Pump	1	Dynamic Engineering, two speed Type: V2C4, S/N: 26451-8 5" suction, 4" discharge Reported 75 tons/hr & 30 tons/hr Driven by 2-speed electric motor, 45hp/15hp 440 VAC, 3 ph, 60 Hz, 1740 rpm/1140 rpm Located at port side of the Engine Room, forward of the boiler with starter adjacent.
M/E Standby Lube Oil Pump	1	Canadian Fairbanks-Morse S/N: unknown Reported 210 (US)GPM @ 70 psi Driven by 20hp electric motor 440 VAC, 3 ph, 60 Hz Located at starboard side of the Engine Room, aft the electrical switchboard with starter adjacent.
M/E Pre-Lube Oil Pump	2	Canadian Fairbanks-Morse, S/N: unknown For Port and Starboard M/E Each driven by estimated 7½ hp electric motors 440 VAC, 3 ph, 60 Hz Located at outboard port and starboard sides of the Engine Room with starters adjacent.
M/E Standby Fresh Water Pump	1	Canadian Fairbanks-Morse, S/N: 26563-4 Reported 370 (US)GPM Driven by 7½ hp electric motor 440 VAC, 3 ph, 60 Hz Located at port side of the Engine Room, aft the boiler with starter adjacent.
Reverse/Reduction Gear Lube Oil Pumps	3	Canadian Fairbanks-Morse Pump No.1, Port, S/N: 26490-1 Pump No.2, Starboard, S/N: 26451-2 Pump No.3, Standby, S/N: 26451-3 Reported 65 (US)GPM Each driven by 7½ hp electric motor, 440 VAC, 3 ph, 60 Hz All Marine Gear Lube Oil Pumps located P & S aft in the Engine Room with starters adjacent. The No.1 and No.2 pumps run continuously with No.3 as ready standby.

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Survey Report No. 140

PUMPING SYSTEMS, cont'd

Diesel Oil Transfer Pump	1	Dynamic Engineering Type: SHA 190 L3, S/N: 26451-L 3" suction, 2½" discharge Reported 46 (US)GPM Driven by 3½ hp electric motor, 440 VAC, 3 ph, 60 Hz, 1740 rpm Located in the Pump Room with starter adjacent.
Fuel Oil Booster Pumps	2	Dynamic Engineering Type: SHA 1572, 3" suction, 2" discharge Pump No.1, S/N: 26451-2 Pump No.2, S/N: 26451-3 Reported 3.3 (US)GPM Each driven by 1 hp electric motor, 440 VAC, 3 ph, 60 Hz Both pumps mounted side-by-side in the Pump Room.
Dirty Oil Transfer Pump	1	Moyno Pump, Model: 35651, S/N: WD Inlet 1½" x outlet 1¼", Driven by 1½ hp electric motor, 208/230/460 VAC, 3 ph, 60 Hz, 1725 rpm Located at on centerline in the Shaft Room immediately forward the dirty oil tank with starter adjacent.
Steering Pumps	2	Clark Chapman Port Steering Pump, S/N: PTV 7866 Starboard Steering Pump, S/N: PTV 7854 Each driven by Scott 18 hp electric motor, 440 VAC, 3 ph, 60 Hz, 860 rpm with Brookhurst starters, Port Starter, S/N: C6885/5/61/1 Starboard Starter, S/N: C6885/5/61/2 Pumps mounted immediately adjacent the steering mechanism, to port and starboard of center in the Steering Gear Room.

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PUMPING SYSTEMS, cont'd

Steering Sensing & Follow-up	1	Accu-Steer hydraulic power pack Model: HPU200.115, S/N: 1202 Driven by 3/4 hp, 1725 rpm electric motor,
Hydraulic Pump	1	Hydraulic power pack with estimated 10 hp electric motor, located at port aft Boat Deck with system tank inside the CO2 room and MCC in the Emergency Generator Room. Exclusively for the cargo boom / rescue boat launch.
Air Compressor	1	Hammworthy type two-stage reciprocating Driven by estimated 3 hp electric motor, 440 VAC, 3 ph, 60 Hz. Located in the Engine Room on port side aft below the air receiver with MCC adjacent.
Air Compressor	1	Quincy, Model: 325, 5x3, S/N: 354698 Driven by 7½ hp electric motor, 230/460 VAC, 3 ph, 60 Hz Located in the Engine Room on port side aft with MCC adjacent.
Water Pumps	2	Grundfos, stainless steel pump body, Type: CR4-80 U-G-A-AUUE Model: C 41000068 P1 9808 Driven by 3 hp electric motor, 3450 rpm 3450 rpm, 3 ph, 60 Hz Located in the Sewage / Laundry Room for the domestic hot water to the passenger cabins with MCC adjacent.
	1	Grundfos, stainless steel pump body, Type: CR4-80 U-G-A-AUUE Model: C 41000068 P1 9808 Driven by 3 hp electric motor, 3450 rpm 3450 rpm, 3 ph, 60 Hz Located in the Shaft Room for the domestic hot water to the Galley and aft Crew cabins with MCC adjacent.

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PUMPING SYSTEMS, cont'd

Water Pumps, cont'd	2	Hot water re-circulating pumps Bronze housing, by HFS, Model: F4T 114A AB, 1¼" inlet x 1¼" outlet Driven by 1 hp motor, 208/230/460 VAC Located in the Shaft Room with MCC adjacent.
	2	Non-potable water pumps Bronze '5-3R' housing, 3" inlet x 1½" outlet Driven by 5 hp electric motor Located in the Sewage / Laundry Room with MCC adjacent.
Sewage Discharge Pump	2	Lee Howel, brass-bodied 5" inlet x 3" outlet Driven by 11 hp electric motor, 440 VAC, 3 ph, 60 Hz Located adjacent the tanks at starboard and port aft Engine Room with starters adjacent.
Sewage Macerator Pumps	2	Scott Pumps, bronze body w/ stainless impeller 3" inlet x 2" outlet Driven by 2 hp electric motor, 230 VAC, 3 ph, 60 Hz, 1750 rpm Located adjacent the sewage tanks in the Sewage Room with starters adjacent.

ELECTRICAL SYSTEM:

GENERATORS:

AC Generators – Primary	2	AC generators Direct driven by Aux Engine Nos.1 & 2 125 kw @ 600 RPM, 440 volt, 3 ph, 60 Hz No.1 (Port), S/N: 778064 No.2 (Starboard), S/N: 778065
AC Generator – Secondary	1	AC Generator Direct driven by Emergency Auxiliary, Tamper Syncronous, 75kw @ 1800 RPM, 450 volt, 3 ph, 60 Hz Model: B503KY – 3PSSCP – AM, S/N: 35861

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Page 32

ELECTRICAL PANELS:

Main Switchboard

Located in the Engine Room at starboard forward with power sub-division panels as follows:

Port (No.1) Generator Panel
Starboard (No.2) Generator Panel
440 Volt Distribution Panel
440 Volt Distribution Panel Non-essential

The sub-division panels are outfit with meters, breaker and controls as follows:

Port (No.1) Generator Panel

Power Factor Controller	Power Relay
Rheostat	Heater Breaker
AC Voltmeter	Voltage Controller
AC Ammeter	Low Voltage Breaker
AC Kilowatt	Indicator Lights

Starboard (No.2) Generator Panel

Power Factor Controller	Power Relay
Rheostat	Heater Breaker
AC Voltmeter	Voltage Controller
AC Ammeter	Low Voltage Breaker
AC Kilowatt	Indicator Lights

440 Volt Distribution Panel

Watertight Door Compressor	Buss Tie Breaker
Port Bilge Pump	Gyro Compass (Disconnected)
Port Capstan (Disconnected)	Air Compressor
440/115 Volt Transformer	Windlass
Power Panel No.2	(3) Spares
Power Panel No.3	General Service Pump

440 Volt Distribution Panel Non-essential

Power Panel No.1	Forward Transfer Pump
Power Panel No.4	Starboard Steering Gear
Power Panel No.5	Clothes Dryer
Power Panel No.6	Accommodation Vent Fan
Power Panel No.7	Boat Hoist
Port Steering Gear	Refrigeration
Starboard Bilge Pump	440/220 Volt Transformer
Aft Capstan	5 x Spares

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ELECTRICAL PANELS, cont'd

220 Volt Distribution Panel

Welding Machine
Basin & Shower
Inboard & Outboard Electric Stoves
220 Volt Distribution Breaker
Galley 220 Volt, Panel H

Additional Controls on the Switchboard

Port E/R Vent Fan Switch with Speed Control
Starboard E/R Vent Fan Switch with Speed Control
Port Generator Overspeed Shutdown
Starboard Generator Overspeed Shutdown
Battery Charger

Emergency Generator Switchboard

Located in the Emergency Generator Room with power sub-division panels as follows:

Emergency Panel
Panel No.2

The sub-division panels are outfit with meters, breakers and controls as follows:

Emergency Panel

AC Voltmeter
AC Ammeter
AC Kilowatt
Voltage Relay
Heater Breaker
Voltage Adjust Control
Exciter Field Rheostat
Voltage Regulator Switch
Power Circuit Breaker
Ground Fault Detector
Indicator Lights

Panel No.2

Voltage Relay
Voltage Adjust
Voltage Adjust Switch
Voltage Regulator Switch
AC Voltmeter
AC Ammeter
AC Kilowatt
3 x 115 Volt Distribution
Transformer 440/115 Volt
Engine Room
Watertight Door Pump Forward
Watertight Door Pump Aft
Ballast/Bilge Pump
Fire Pump
Navigational Aids
Emerg Lighting Main Deck Fwd
Emerg Lighting Main Deck Aft
Miscellaneous Power
Buss Tie Breaker
Indicator Lights

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Survey Report No. 140

ELECTRICAL PANELS, cont'd

Zone Panels:

P1 460 VAC, ENGINE ROOM S/B PANEL STBD
Located in the Engine Room on Strbd side, adjacent the main switchboard, labeled as follows:

M/E S/B Lube Oil Pump	Stbd Sewage Pump
Prelube Lube Oil Pump Stbd	Gear Oil Pump Stbd
Engine Room Vent Fan Port	Engine Room Vent Fan Stbd
Spare	Oily Water Separator

P2 460 VAC, SHAFT ROOM
Located in the Shaft Room on the forward bulkhead at centerline, labeled as follows:

Port Turning Gear	Stbd Turning Gear
Galley Dishwasher	Galley Filter Pump
Galley Fridge Cooling Pump	Fire Pump Charge Pump
Bilge Pump (Sewage)	Engine Room Compressor
Sludge Pump	Lathe
2 x Spare	

P3 460 VAC, ENGINE ROOM FWD PORT
Located in the Engine Room on the forward bulkhead at starboard of centerline, labeled as follows:

Boiler	Standby Gear Oil Pump Port
M/E Fresh Water Circ. Pump	Gear Oil Pump Port
Prelube Oil Pump Port	Aux. Engine SW Circ Pump
Macerator	3 x Spare

P4 460 VAC, FWD SEPARATOR ROOM
Located in the Pump Room on the settling tank at starboard of centerline, labeled as follows:

Fuel Oil Booster Pump Port	Fuel Oil Booster Pump Stbd
Fuel Oil Transfer Pump	Fuel Oil Purifier
Lube Oil Heaters	Lube Oil Purifiers
Fwd Accom Supply Fan Panel 9	Spare

P5 460 VAC, EMERGENCY GENERATOR ROOM
Located in the Emergency Generator Room on the starboard bulkhead, labeled as follows:

Life boat Davit Port	Life boat Davit Stbd
Hydraulic Winch	Spare

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Page 35

ELECTRICAL PANELS, cont'd

Zone Panels, cont'd

P6 460 VAC, FAN ROOM
Located in the Fan Room on the aft bulkhead, labeled as follows:

Accom Supply Fan Port
Accom Supply Fan Starboard
2 x Spare
W/R Exhaust Fan
Galley Exhaust Fan

P8 460 VAC, HOT WATER PANEL
Located in the Sewage / Laundry Room forward bulkhead, labeled as follows:

Port Fwd Hot Water Tank
Port Aft Hot Water Tank
4 x Spare
Stbd Fwd Hot Water Tank
Stbd Aft Hot Water Tank

P9 460 VAC, HOT WATER PANEL
Located in the Sewage / Laundry Room forward bulkhead, labeled as follows:

Crew WC Exhaust Fan
Crew WC Vent Fan
2 x Spare
Fwd Accommodation Fan
Unmarked

EP1 440 VAC, WATER TIGHT DOORS
Located in Utility Closet on the Upper Deck Central Hall, central Lobby, labeled as follows:

Galley
Engine Room – Aft
Engine Room – Fwd
Lounge – Port
Lounge – Stbd

H21 220 VAC, DRY STORES GALLEY
Located in the Dry Stores Room on starboard side of the Galley, labeled as follows:

Dishwasher (Htr or Steamer)
Rotary Glass Washer – Bar
RegRig Unit No.1
Water Steam Table
2 x Spare
Convection Oven
Coffee Maker Galley
RegRig Unit No.2
Toaster

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Survey Report No. 140

ELECTRICAL PANELS, cont'd

Zone Panels, cont'd

120 VAC, DIST PANEL FWD
3 X 1 SKVA TRANSF BLANK
Located in the Tween Deck, Forward Passenger Accommodations, below the access stairs in a closet off of the port side hallway, labeled as follows:

Panel L21 Feed	Panel L22 Feed
Panel L23 Feed	Panel L24 Feed
Panel L25 Feed	
5 x Spare	

EL1 120 VAC, NAV AIDS WHEELHOUSE
Located in the Wheelhouse, below the chart table, labeled as follows:

Power Supply 12V	Wiper
Compass Lts	Console Lighting
Radar Stbd	Clear View
Radar Port	Sounder
RAI & HEL	1 x Unlabeled
4 x MT Slots	

EL2 120 VAC, DECK LIGHTING
Located in the Wheelhouse, below the chart table, labeled as follows:

Upper & Boat Deck	Wheelhouse Front
Boat Deck Aft	Load & Capstan Flood
Boat Deck Port	Fwd Deck Flood
Boat Deck Stbd	Stern Search Light Port
Boat Deck Passage	Stern Search Light Stbd
1 x Unlabeled	

EL3 120 VAC, MISCELLANEOUS PANEL W/H
Located in the Wheelhouse, below the chart table, labeled as follows:

Chart Lt & W/H	Rcpt W/H
NUC Recepts	Lifeboat Floods
WT Doors	Rcpt W/H Recepts
Nav Lt Panel	Computer
Autpilot	4 x Spare

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Page 37

ELECTRICAL PANELS, cont'd

Zone Panels, cont'd

EL5 120 VAC, ENG ROOM MISC PANEL
Located in the Engine Room on the fwd bulkhead, labeled as follows:

3 x Engine Room Lighting	Air Lights Console/ME Alarm Panel
Generator Alarms	Steering Gear Alarms
Clutch Lights	Emergency Telegraph
E/R Exit Lights	CO2 Alarm
Battery Charger Dead Ship Comp	Low Fuel Oil Alarm Day Tank

EL6 120 VAC, UPPER & MAIN DECK LIGHTING
Located in the Tween Deck, Midship Passenger Accommodation, Central Hallway/Lobby, panel on starboard forward, labeled as follows:

Upper Deck Passage Fwd	Main Deck Forward
Upper Deck Passage Fwd	Main Deck Midships
Upper Deck Passage Aft	Main Deck Dining Room
Upper Deck Lounge	Steering Gear & Aft Lighting

EL16 120 VAC, EMERGENCY GENERATOR ROOM
Located in the Emergency Generator Room on the aft end of the, emergency distribution panel, labeled as follows:

Emergency Generator Room	Fan & Emerg Gen Lighting
Emerg Gen Rm & Fan Rm Recept	Battery Chrgr Emerg Lighting
2 x Vista Lounge Lighting	

L7 120 VAC, UPPER DECK PORT AFT
Located on the Upper Deck, Aft Upper Deck Passenger Accom Central Hallway, panel in utility closet on port, labeled as follows:

Lounge MR11 & Lounge Stbd	Sconce
Lounge Ohd	Lounge Port Wall Sconce
Bar Fridge	Cabins 10/12/14 Ohd
Cabins 16/18 Ohd	Cabins 10/12/16 Bunk
Cabins 14/18 Bunk & Rcpt	Cabins 10/12/14 Rcpt
Csbins 16/18 Rcpt	Trash Compactor

L9 120 VAC, GALLEY DRY STORE
Located in the Galley inside the dry stores room, labeled as follows:

Crew Mess Fridge	Galley Lighting
Alarm/Steering Gear Room	Galley Recpt (Coffee Machine)
3 x Dining Room Lighting	Dining Room Recept
Dining Room Dec Lighting	Crew Mess Ice Machine
Dining Room Halogen	Main Deck Passage Lighting
Walk-in Freezer Lighting/Freezer

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Survey Report No. 140

ELECTRICAL PANELS, cont'd

Zone Panels, cont'd

L12 120 VAC, ENGINE ROOM LIGHTING
Located in the Engine Room on the forward bhd, labeled as follows:

4 x Engine Room Lighting
Shaft Room Lighting
Uppr Deck Lighting
Tunnel & Recpt
Sep Room Lighting
Casing Lighting
2 x Bench Recpt

L13 120 VAC, GALLEY
Located in the Galley on the port forward bulkhead, labeled as follows:

Aft Water Heaters Recirc Pump
Fridge Galley
Grill Receptacle
Garburetor
4 x Spare
2 x Junction Box Shaft Room
Stove Lights
Galley Forward Receptacle
Dish Washer

L14 120 VAC, ENG ROOM MISC PANEL
Located in the Engine Room on the forward bhd, labeled as follows:

Port Generator Heater
Sewage High Level Alarms
Stbd Generator Heater
9 x Spare

L15 120 VAC, CREW MESS/AFT CREW CABINS
Located in the Galley on the port forward bulkhead, labeled as follows:

Crew Head/Crew Cabin Ohd
Crew Cabin Rcpt
Crew Mess Rcpt
Crew Cabin Ohd
Crew Mess Ohd
1 x Spare

L21 120 VAC, UPPER DECK FORWARD
Located in the Upper Deck, Forward Passenger Accommodation in the P/R emergency egress/utility closet on centerline, labeled as follows.

Cabins 27 & 29 & 31 Ohd's
Cabins 27 & 29 & 31 Rcpt
Cabins 30 & 31 Rcpt
Cabin 32 & 34 Ohd's
Cabin 32 & 34 Berth & Val
Cabin 32 & 34 Rcpt
Cabins 20 & 22 & 24 Ohd's
Cabins 20 & 22 & 24 Rcpt
Cabins 20 & 22 & 24 Berth
Upper Deck Pssage MR 11
Upper Deck Pssage MR 11
Cabins 27 & 29 Berth & Rcpt
Cabins 26 & 28 & 30 Ohd's
Cabins 26 & 28 & 30 Rcpt
Cabins 26 & 28 Berth & Val
Cabin 33 & 35 Ohd's
Cabin 33 & 35 Rcpt
Cabin 33 & 35 Berth
Cabin 33 & 35 Ohd's
Forepeak Rcpt
Upper Deck Pssage Rcpt

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update Survey Report No. 140
Page 39

ELECTRICAL PANELS, cont'd

Zone Panels, cont'd

L22 120 VAC, MAIN DECK FORWARD
Located in the Tween Deck, Forward Passenger Accommodation, In the utility closet at starboard forward, labeled as follows:

Crew Cabin 36 Bunk/Rcpt	Cabin 37 Bunk
Crew Cabin 37 Ohd/Rcpt	Cabin 36 Ohd
Cabin 30/32/34 Ohd	Cabin 31 Ohd
Cabin 32/34 Bunk	Cabin 31 Rcpt
Cabin 35 Rcpt	Cabin 30/32/34 Rcpt
Laundry Rcpt	Cabin 33 Ohd
Laundry Lighting	Cabin 33 Rcpt/Cabin 35 Ohd
6 x Spare	

L23 120 VAC, PACIFIC DECK MIDSHIPS
Located in the Tween Deck, Midship Passenger Accommodation, Central Hallway/Lobby, panel on starboard forward, labeled as follows:

Cabin 26 Ohd & Rcpt	Cabin 26 Bunk
Cabin 27 Ohd & Rcpt	Cabin 27 Bunk
Cabin 28 Ohd & Rcpt	Cabin 28 Bunk
Cabin 29 Ohd & Rcpt	Cabin 29 Bunk
Pac Deck Midship Passage Rcpt	Pac Deck Mid Passage Bullet Light
2 x Spare	

L24 120 VAC, CASINO PANEL FORWARD
Located in the Upper Deck, Forward Passenger Accommodation in the Pump Room emergency egress/utility closet on centerline, labeled as follows: No breakers labeled

L25 120 VAC, UPPER DECK FORWARD
Located in the Upper Deck, Forward Passenger Accommodation in the Engine Room emergency egress/utility closet on centerline, labeled as follows: No breakers labeled

DC1 24 VDC, TRANSITIONAL LIGHTING SUPPLY
Located in the Emergency Generator Room and labeled as follows:

DC Voltmeter	Indicator Lights
DC Ammeter	Shaft Room
DC Voltmeter – Battery	Transitional Lighting
Emerg Lighting Wheelhouse Deck	Emerg Lighting Boat Deck Forward
Lifeboat Emergency Lighting	Emerg Lighting Boat Deck Aft
Emerg Lighting Stairs & Steering	Emerg Lighting Boat Deck Interior
Ground Test Light	Galley
Test Button	1 x unmarked and 1 x open
3 x Spares

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update
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Survey Report No. 140

ELECTRICAL PANELS, cont'd

Zone Panels, cont'd

DC3 24 VDC, GALLEY PANEL
Located in the Galley on the forward bulkhead, labeled as follows:

Main Deck E/R Escape	Main Deck Midships
Dining Room Galley	Engine Room
Main Deck	2 x Spare

Ground Fault Panel

GFI lights adjacent the 120 VAC Dist'n Panel in the same location.
Located in the Tween Deck, Forward Passenger Accommodations, below the access stairs in a closet off of the port side hallway.

Ground fault indicators also mounted on the main and emergency switchboards.

Transformers

3 Cansfield, 10 Kva, Type B
Primary 440 VAC, Secondary 120 VAC
S/N's: 28046, 28047, 28048
Located in Fan Room on the Boat Deck

3 Cansfield, 25 Kva
Primary 450 VAC, Secondary 220 VAC
S/N's: 28040, 28041, 28042
Located at starboard side forward Engine Room

3 Cansfield, 15 Kva, S/N's: 28040, 28041, 28042
Primary 440 VAC, Secondary 120 VAC
Located at starboard side forward Engine Room

3 Beaver Electric, Catalogue No. SCH15HK, Type 2, 15 Kva, 1 ph
Primary 480 VAC, Secondary 120/240 VAC
S/N's: 84512, 84168, 85162
Located in utility closet below the access stair to the Forward Tween Deck Passenger Accommodation

3 Cat. No: CE1500XW, 1 ph, VA 1500, 60 hz
Primary 440/460/480 VAC, Secondary 24 VDC
Located in the Emergency Generator Room, aft bulkhead.

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Page 41

ELECTRICAL, cont'd

Transformers, cont'd

	1	Catalogue No: FX7P, 10 Kva, 1 ph, 60 hz Primary 480 VAC, Secondary 20/240 VAC Located in the Emergency Generator Room, aft bulkhead.
Rectifiers	2	Hayberd Rectifier Unit 24 VDC, 115 VAC @ 50 hz Strbd S/N: G5532/10, Port S/N: G5532/11 Located in the Steering Gear Room
Batteries		Emergency Genset Engine: 2 x 8D-1000 12 volt batteries Located in secure box with lid on the floor plates at the port side of the engine bed.
		Electrical Systems Support Battery: 1 x 12 volt battery on floor plates at aft end of Main Switchboard in secure box with loose lid. Motomaster 'Nautilus', Model: 10-2495-6
Batteries		
		Compressor Auxiliary Engine: Box for 1 x 12 volt battery adjacent to engine with secure lid. No battery present at the time of survey.
		Domestic/House/Navigation: 1 x 12 volt heavy duty battery in secure plastic box on the wheelhouse roof
		Emergency Systems: 6 x (3 x sets) heavy duty 12 volt mounted on trays in a dedicated closet on starboard aft end of the boat deck
Inverters / Chargers	1	Lamarche Constavolt, Model: A40-30-24V-A1, S/N: B-2141-1, Input 120 VAC, 15 amp Output 24 VDC, 30 amp. mounted in the Emergency Generator Room
	1	Northern Electric Automatic Battery Charger, Model: B-235R, S/N: 34463 Input 115 VAC, 6.3 amp, Output 24 VDC, 14.4 amp, mounted in the Emergency Generator Room

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Survey Report No. 140

ELECTRICAL, cont'd

Inverters & Chargers

	1	Xantrax 'TrueCharge 10amp', Model: TC10TB, S/N: B10524680 Input 120 VAC, 3 amp Output 14 VDC, 10 amp. mounted in the Engine Room adjacent the Main Switchboard
	2	Newmar Inverter, Model: 115 – 12 – 8 Input 120 VAC Output 14 VDC Mounted in the Wheelhouse, port and starboard consoles
	1	Newmar Inverter, Model: 115 – 12 – 32 Input 120 VAC Output 14 VDC Mounted in the Wheelhouse at starboard aft
Shore Power Connection	1	3 ph, 460 volt, 100 amp service Unknown length of shore cable and male plug. Connection female located in the Emergency Generator Room with dedicated receptacle box and breaker switch.
Condition of Electrical System		All wiring noted to be of marine grade, neatly bundled, efficiently routed and well secured. All electrical panels of marine grade construction. Gauges and meters that should have been working at the time of survey were noted to be working and appeared accurate. Junction and receptacle boxes within the watertight and water-divisional spaces of the waterproof type with watertight glanded wiring connections. Electrical system considered in satisfactory condition.

M/V "PACIFIC AURORA" – Condition & Valuation Survey – Update Survey Report No. 140
Page 43

TANKS:

Contents	Number	Capacity	Type	Location
Diesel Fuel	2	4281 gal	integral, steel	No.2 DB P&S E/R
Diesel Fuel	2	5361 gal	integral, steel	No.3 DB P&S E/R
Diesel Fuel	1	250 gal	mounted, steel	Emerg Genset Rm
Diesel Fuel	1	100 gal	mounted, steel	E/R Transfer tank
Diesel Fuel	1	1374 gal	integral, steel	P/R Settling tank Port
Diesel Fuel	1	1159 gal	integral, steel	P/R Settlng tank Stbd
Coupling Oil	1	100 gal	integral, steel	Pump Room - Port
W.T.D. Oil	1	100 gal	integral, steel	Pump Room - Port
Purified Engine Oil	1	300 gal	integral, steel	Pump Room - Aft
Gear Box Oil	1	300 gal	integral, steel	Pump Room - Aft
Dirty Oil	1	300 gal	integral, steel	Shaft Room - Aft
Hydraulic System	1	75 gal	integral, steel	CO2 Room
Fresh Water	2	1055 gal	integral, steel	Aft Peak P&S
Non-Potable Water	2	5331 gal	integral, steel	Centerline
Fwd				
Sewage / Black Water	2	200gal	mounted, steel	Sewage/Laundry Rm
Sewage / Black Water	1	100gal	mounted, steel	E/R - Port
Sewage / Black Water	1	100gal	mounted, steel	E/R - Strbd
Sewage / Black Water	1	100gal	mounted, steel	Shaft Room - Port
Hydraulic Oil		Portable 20 liter pails		

DECK MACHINERY & FITTINGS:

Anchor Winch

Thomas Reid & Sons, Builders No: R2210.
Electrically driven by 440 volt motor with local controls. Port and starboard chain gypsies, warping drums and chain stoppers fitted. Chain gypsies de-clutch from the drum shaft for warping.
1 3/8" x 6" stud-link chain run over both gypsies and attached to anchors in the bow chocks.

Unit completely reworked by ship's crew and tested for proper operation.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update **Survey Report No. 140**
Page 44

DECK MACHINERY & FITTINGS, cont'd

Anchors	3	2750 lb Navy style stockless, two deployed on anchor chains in the bow chocks and one spare secured onto the foredeck centerline.
Access Gangways	2	Port and starboard, aluminum tide-compensating type on hinged steel turrets at the Upper Deck level forward of amidships. Hoisted by hand winch with removable handrail posts and lines to fold and stow outboard the bulwarks in purpose built chocks. Pipe davits for hoisting fit and braced to the forward bulwarks at port and starboard sides adjacent the bridge wings. Port and starboard gangways both recently rebuilt with new safety lines. Both mounted at the time of survey.
Mooring Bollards	3 pr	Double pipe bollards, 8" diameter x 14" high with plate caps, weld attached to the deck. Bollard pairs located on the port and starboard sides of the Upper Deck at the aft exterior deck. Bollard pairs located on the port and starboard sides of the Boat Deck forward of amidships and amidships.
	2 pr	Double pipe bollards, 8" diameter x 18" high with plate caps, weld attached to deck. Located port and starboard of the forward Upper Deck waist.
	1 pr	12" diameter x 24" high with plate cap weld attached to the centerline on the aft exterior Upper Deck.
Bulwark Roller Chocks	4	3" x 18" chocks with wheel rollers at ends, mounted into the bulwark top at port and starboard bow and stern on the Upper Deck.
Warping Drum	1	Thomas Reid & Sons, two-speed, electrically driven, Marine No. 21512A. Vertical format drum 14" diameter x 18" high direct coupled to drive gearbox and two-speed 440 VAC drive motor. 18 hp @ 580 rpm and 6 hp @ 1160 rpm. Motor control on a long umbilical. Unit completely reworked by the ship's crew and tested for proper operation.

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Survey Report No. 140

DECK MACHINERY & FITTINGS, cont'd

Cargo Boom	1	Pipe boom supported and guided from a tubular cable stayed mast with fixed topping wire, manual slewing, manual and hydraulic hoisting drums. Stow crutch lowers through a rack-and-pinion system to activate the boom. S.W.L. stenciled on the boom of 2 Tons. Pullmaster Model: PL#7 hydraulic hoist drum with hand-crank ratcheted hand winch. Slewing by port and starboard hand winches, Beebe 'Bull-dog' 5 ton with brakes, through cable straps and 4-part rope block and tackle each side. Hydraulic power-pack adjacent on the port boat deck. New cables installed onto all winches. Hydraulic and winch drives completely refurbished by the ship's crew and tested for proper operation.
Search Lights	2	Lucas Marine Ltd., 'Francis Searchlight', Type No. 21, 24 VDC, 2000 watts each, 20" diameter lens, bronze housing mounted on 4' tall, locally controlled swivel and pitch mechanisms with knurled locking screws. Port S/N: S62/120, Strbd S/N: S81-182.
Ship's Launch & Rescue Boat		Polaris Rigid Hull Inflatable Boat (RIB), approximately 17' long with 40 hp Evinrude outboard motor attached. The RIB has a solid/floatation floor, fuel tank and battery fitted with a small engine console. Hull Model: 16.5 SEAMASTER, BYC787R, S/N: ZYPDD23PJ898, Motor Model: E40TELECR, Manufactured: 05-98, S/N: G 04414778. The RIB also functions as a Rescue Boat and carries Transport Canada certification for this use. Transport Canada Approval No: TC.095.060.020 for 6 persons. Located on the aft end of the Boat Deck and ready connected in hoist slings to the cargo boom. The rescue boat has been completely refurbished with all the hull repaired, all components cleaned, wiring repaired as necessary and engine serviced.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update Survey Report No. 140
Page 46

FIRE FIGHTING EQUIPMENT:

Fire Control System	Dedicated room for the fire monitoring and system control located on the Boat Deck at the port aft corner of the deckhouse.
Fire Fighting Equipment	Located on the Boat Deck at the starboard aft corner of the deckhouse with fire suits and attendant equipment.
Fire Control and Monitoring:	By EST Edwards Systems Technology, Model: IRC-3 monitoring panel with zonal readout & display panel in the wheelhouse.

Wheelhouse Fire Alarm/Display Panel with the following indicators:

Vista Lounge
Aft Boat Deck
Aft Crew Accommodation
Port Aft Passenger Deck
Starboard Passenger Deck
Port amidships Upper Deck Accom's
Port Forward Upper Deck
Starboard Forward Upper Deck
Bosun's Stores
Crew Accommodation
Galley
Dining Room
Page Control – Deckhouse Top
Upper Deck – Page
Page – All Zones
Telephone/Intercom - Page
Fo'c's'le Deck – Page
3 x Spares

Steering Flat
Port Main Deck Accommodation
Strbd Main Deck Accommodation
Port Fwd Main Deck Acom's
Strbd Fwd Main Deck Accom's
Forward Crew Accommodation
Shaft Room
Engine Room
Separator Room
Forward Laundry Room
CO2 System Manual
Watertight Door No.1
Watertight Door No.2
Watertight Door No.3
Watertight Door No.4
Watertight Door No.5
Watertight Door No.6
Deck/Hold - Page
Alarm Acknowledge

Fixed System

Walter Kidde CO2 system for the Engine Room, Emergency Generator Room & Paint Locker (Bosun's Stores). Engine Room system outfitted with 12 x 100 lb. bottles located in a dedicated room at the port aft corner of the Boat Deck with multiple dispensing heads throughout the E/R space. Activation center on the exterior bulkhead immediately outside the CO2 room.

Walter Kidde CO2 system for the Emergency Generator Room (EGR) and fitted with 1 x 100 lb bottle located immediately inside the forward entrance to the EGR. Activation station is located in the cross-hall forward the EGR with multiple dispensing heads within the space.

M/V "**PACIFIC AURORA**" – Condition & Valuation Survey – Update **Survey Report No. 140**
Page 47

FIRE FIGHTING EQUIPMENT, cont'd

Fixed System, cont'd

Walter Kidde CO2 system for the Paint Locker and fitted with 1 x 100 lb bottle located immediately inside the entrance door to the locker. Activation station is located within the Bosun's Stores and immediately outside the entrance to the PL with a single dispensing head.
Fire Alarm pull-stations located around the vessel as required by Transport Canada.
All fixed system bottles inspection current. Due for inspection and servicing July 2008.

Hose System

1½" hydrants with stowed lay-flat hoses and nozzles located in dispensing racks around the vessel as per the requirements of Transport Canada.

All hoses and nozzles confirmed present at assigned standpipes and stowed in racks with many new hoses noted. Standpipe/hose system reportedly tested by the ship's crew.

Portable Extinguishers

Extinguishers located around the vessel and placed in secure holders as required by Transport Canada.

Size and type located as follows:

Location	Type	Size (lb)
Vista Deck, Lounge port	DC	10
Vista Deck, Lounge strbd aft	DC	10
Wheelhouse, strbd fwd	CO_2	15
Wheelhouse, port fwd	DC	10
Boat Deck, cross hall, port	DC	10
Boat Deck, cross hall, strbd	DC	10
Upper Deck, fwd hall	DC	10
Upper Deck, P/R egress trunk	DC	10
Upper Deck, port fuel hall	H_2O	9 liter
Upper Deck, strbd fuel hall	H_2O	9 liter
Upper Deck, central lobby	DC	10
Upper Deck, central lobby strbd	DC	10
Upper Deck, central hall port	H_2O	9 liter
Upper Deck, central hall strbd	H_2O	9 liter
Upper Deck, aft lounge CL	DC	10
Upper Deck, aft lounge port	DC	10
Tween Deck, fwd crew port	H_2O	9 liter
Tween Deck, fwd crew strbd	DC	10
Tween Deck, fwd pass'ngr hall	DC	10
Tween Deck, mid pass'ngr strbd	DC	10

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Survey Report No. 140

FIRE FIGHTING EQUIPMENT, cont'd

Portable Extinguishers, cont'd

Location	Type	Size (lb)
Tween Deck, fwd pass'ngr CL	H_2O	9 liter
Tween Deck, dining port	DC	10
Tween Deck, dining aft	DC	5
Tween Deck, galley	CO_2	15
Tween deck, aft crew lounge	H_2O	9 liter
Tween Deck, steering gear fwd	DC	10
Sewage/Laundry Room	CO_2	15
Engine Room, CL @ Ops stnt	DC	20
Engine Room, Port @ generator	DC	10
Engine Room, strbd @ switchboard	DC	20
Engine Room, strbd CL @ Oil Sep	DC	10
Engine Room, Port aft	DC	10
Engine Room, strbd aft	DC	10
Shaft Room, aft CL	DC	10

All extinguishers inspection current. Due for inspection and servicing August 2008.

Miscellaneous Equipment

Fire axes located around the vessel in strategic locations as required by Transport Canada. At all locations appear to be present.
Fireman's outfit noted present in the Boat Deck CO_2 Room along with a supply of Scott Air-Pak air cylinders (10).
Scott Air-Pak noted stowed in the Bosun's Stores.

LIFE SAVING EQUIPMENT:

Life-rafts 5

Zodiac, 25 person, Type 'A', self-inflating life rafts located on the port, starboard and aft extents of the Boat Deck and secured in purpose designed launch cradles with painters attached to purpose installed cleats.
Units located one each at port and starboard aft ends of the Boat Deck and three across the stern.
Raft Serial Numbers:

2C J01 F898
2C J02 F898
2C J03 F898
2C J04 F898
2C J05 F898

All units current. Due for inspection July 2008

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LIFE SAVING EQUIPMENT, cont'd

Rescue Boat	1	Polaris RIB, 16½ foot, 8 person with 40 hp Evinrude. Boat stowed on the aft Boat Deck and detailed earlier in the report, certified as a 6-Person Rescue Boat.
E.P.I.R.B	2	ACR, model: RLB-32, 406 Mhz, automatic deploy S/N 48833, ID Code: A78D01BB0543001, CAT I S/N 51329, ID Code: ADCE02220543401, CAT II Both units new in 2008 and mounted on flying bridge railings P & S.
Life-rings	8	30" diameter typical with 'PACIFIC AURORA' stenciled on one face. Units located around the vessel's exterior decks as per requirements by Transport Canada and catalogued as follows:

Forecastle, Deck, port railing, with strobe
Deckhouse, Forward Breakwater, port corner, with strobe
Deckhouse, Forward Breakwater, strbd corner, with strobe
Boat Deck, P & S, bulwark railing at W/H steps, with strobe
Boat Deck, P & S, deck railing at midships, with retrieval line
Aft Exterior Main Deck on companionway, with strobe

Life Jackets		Keyhole style lifejackets were noted stowed within the passenger cabins and a deck box on the aft Boat Deck. The units were not specifically counted as a component of this survey but an estimate would place the number aboard at 100.
Pyrotechnics		Stowed in a starboard wheelhouse cupboard with line cannon. All pyrotechnics new in 2007.

DOMESTIC EQUIPMENT:

Stove	2	Hobart type, 440 VDC all stainless commercial stove with solid griddle top, oven, stainless steel backsplash, grease gutter and drip trays and stainless steel range hood with fume extraction fan.
Counter Top Oven	1	Blodgett, Type:OTB-1, S/N: 0387 04748101 208 VAC, 3 ph, 5.6 Kw with glass panel door
Microwave Oven	1	Sanyo, 'Direct Access', Model: EM-F301 W household microwave, S/N: 50816899, with carousel.
Toaster	1	Holman, Model: THO, S/N:04570-0494, stainless steel, conveyor-belt style, 240 VAC, 1 ph.

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DOMESTIC EQUIPMENT, cont'd

Fridge	1	Foster 'Commando 90', Model: QH-22-T, stainless, S/N: 88214, 115 VAC, 1 ph, 60 hz, located at the aft bulkhead. Interior dimension 28" x 22" x 56" = 20 cu.ft.
	1	Foster split unit, stainless steel with separate top and bottom compartments. Top unit, Model: NGLH-10-10-AD-T, S/N:68694, dimension 24" x 22" x 22" = 7 cu.ft. with glass door. Bottom unit, Model: NC6-10-10-AD-T, S/N: 69694 of same size with solid stainless steel on the door. 15 VAC, 1 ph, 60 hz located at the starboard end of the central island.
Coffee Maker	1	by Bloomfield 'Gourmet 1000' stainless, Model: 8792, S/N: 879298030939. 120/240 VAC, 4000 watt total. Arranged as two side-by-side units at 10 – 12 cups each for a total of 20 –24 cups.
Dough Mixer	1	Hobart, Model: C-100, S/N: 1348888, 115 VAC, 1ph, 1725 rpm, ¼ hp. Mixing bowl not sighted.
Sinks	1	Located along the port wall, stainless double basin set into a full stainless steel counter running the length of the port wall with various storage and shelving under.
	1	Small single basin located at the starboard end of the central island with hot & cold water.
Dishwasher	1	Hobart, Model: AM-14, S/N: 99-129-256-H 208/240 VAC, 1 ph, all stainless steel, side-loading with vertically sliding doors. Located along the forward wall. Unit incorporated into a full stainless counter running along the forward wall of the galley.
Steam Sanitizer	1	Escan, 'SteamMaster' R1, all stainless steel located along the aft wall adjacent the stoves.
Meal Warmer	1	American Permanent Ware, Model: FD48, S/N: 98D03-007, 120 VAC, 1 ph, located at pass-through to the dining room on the forward wall.
Dry Stores Room	1	Located along starboard side of the space, walk-in with fixed shelving, lights and latch lever both sides.

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DOMESTIC EQUIPMENT, cont'd

Cold Room	1	Located along starboard side of the space adjacent the Dry Stores Room. Insulated and fully lined with galvanized sheeting. Walk-in with inside latch release.
Freezer	1	Located along starboard side of the space adjacent the Cold Room. Insulated and fully lined with galvanized sheeting. Walk-in with inside latch release.

Galley Layout

Enter aft from the dining room to starboard of centerline through a bi-swung oak door. Dry Stores, Cold Room and Freezer along the starboard side. Pass-through to the Dining Room situated along the forward galley wall a full length stainless counter, sliding door storage under and meal warmer above.

Dishwasher situated at the port end against the forward wall. Stainless counter with double sink along the port wall with storage under.

Both stoves side-by-side along the aft wall, all stainless steel rangehood over with extraction fan.

Center island comprised of a clear top stainless steel table 30" x 72" with storage under and stainless steel pot rack above. Adjacent is another island table, 30" x 48" with the countertop oven and toaster on top and shelving below. This table backs against one of the Foster's fridges the opposite side against which the small sink is attached. The second free-standing fridge stands against the back (aft) wall. The companionway hall aft to the Crew Quarters passes between the fridge and the stoves through one of the watertight doors. It should also be noted the entrance from the dining room has a vertically oriented rolling shutter-door for security.

Hot Water	4	State 'Sandi Blaster' self-cleaning tanks, Model: SB6120 6 IFE BCSANSF, 400 liter capacity, 480 VAC, 3ph, 6000 watts. All tanks forward in the Sewage / Laundry Room as follows: No.1 Port: S/N: F98798980 No.2 Port: S/N: F98798977 No.1 Strbd: S/N: F98798978 No.2 Strbd: S/N: F98798979
	1	Original ship's hot water tank, estimated 400 liters, Located in the Shaft Room with heating element by Chromalox, 9000 watt, 240 VAC, 1 ph, Cat No: MT-390 with separate adjustable thermostat.

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2008 05 07

Photo No.12 – Galley.

2008 05 07

Photo No.13 – Dining room.

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Survey Report No. 140

2008 05 07

Photo No.14 – Bar/lounge starboard side.

2008 05 07

Photo No.15 – Bar/lounge port side.

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DOMESTIC EQUIPMENT, cont'd

Hot & Domestic Systems 4	State Hydro-pneumatic pump tanks, 'Pump Mate', Model: SPMD 86, 100 psi max, estimated 75 gallon capacity. Tanks located in the Sewage / Laundry Room and in the Shaft Room as follows: No.1 Starboard: S/N: F98716323 No.2 Starboard: S/N: F98716331 Port: S/N: F98716321 Shaft Room: S/N: F98716319
Lounge Appliances	The Aft Lounge on the Upper Deck has decorative iron curved bar and back-bar. The bar is outfit with a glasses dishwasher, stainless serving counter with cooler, a stainless steel sink, soda dispenser and stereo system. The decorative iron back-bar sits atop a 3-door stainless steel beer cooler.
Boat Deck Bar	Outfit with a stainless steel counter and sink complete with a glasses dishwasher, under counter cooler and ice machine.

SHIP'S SPARES and TOOLS:

The ship carries a large quantity of spare parts for the propulsion machinery, auxiliaries, generators, ancillary machinery and sundry systems. There is also a store of spare domestic parts and general deck equipment supplies.

The parts were not catalogued as a component of the survey.

It is reported but not confirmed that spare propeller(s) may exist but that they are reportedly currently beyond the owners control.

The ship carries a large store and selection of tools for maintaining, and rebuilding the machinery, equipment and sundry items as well as specific tools custom fit for specific items of equipment.

These items were not catalogued as a component of the survey.

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CONDITION of HULL and STRUCTURE

INTERIOR:

Vessel internal and void spaces were accessed as much as possible in the course of the survey with notes corresponding to the areas as follows:

Forepeak Void / W.B.

Accessed through a bolted oval hatch, dimension 13" x 17" with 20 – 5/8" diameter studs and gasket securing the cover. Hatch located in the forward Upper Deck within the Bosun's Stores.
Compartment chipped and completely repainted by the current owners.

Chain Locker

Accessed through a round hatch, dimension 22" diameter on a 9" coaming with hinged, gasketed lid secured by 2-dogs. Hatch located within the Bosun's Stores.
Paint coatings recently been maintained and remain in good condition all over. Anchor chains themselves painted through outer sections, otherwise showing light spalling rust. Structure noted to have deflector/fairing plates installed all round the internals to remove potential pinch-points for the anchor chains.

Forepeak or Bosun's Stores

Deck plates recently repainted.

Forward Centerline Void:

Accessed through a bolted oval hatch, dimension 13" x 17" with 20 – 5/8" diameter studs and gasket securing the cover. Hatch located in the Forward Crew Quarters, starboard side within the Tween Deck.

Compartment found with concrete fixed ballast recently poured in the aft two frame spaces on the tank top. Owners report the internal surfaces all completely recoated.

Cofferdam:

Accessed through a bolted oval hatch, dimension 13" x 17" with 20 – 5/8" diameter studs and gasket securing the cover. Hatch located in the Sewage / Laundry Space.
Owners report the space has been scaled and repainted.

Port and Starboard No.1 D.B W.B.

Accessed through bolted oval hatches, each of dimension 13" x 17" with 20 – 5/8" diameter studs and gasket securing the cover. Hatches located in the Sewage / Laundry Space.
The tanks sealed at the time of survey and not sighted.

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CONDITION of HULL and STRUCTURE, cont'd

Wheelhouse False Floor

Access panel below the port W/H steps to the Boat Deck missing.
Area found dry with indications it has been wet in the past. Significant layer of rust and scale over the deck plates but all vertical web frames/floors, stiffeners and the W/H deck plate above appear sound with balance internal coatings. Rusting considered inert.

Engine Room

Internal coatings generally have been completely renewed throughout. Floor plates all present, in place, level and secure.

E/R ventilation duct at the lower casing in way of the entrance catwalk corroded and perforated in a localized area.

Deckhead at starboard forward in the E/R adjacent the side shell perforated but sealed with doubler over from the deck above, affected area spans several transverse frames, dim 2' x 10'.

Similarly, but to a lesser extent the deck head at port amidships in the E/R adjacent the side shell is perforated and likely thin but sealed with doubler installed from the deck above. Affected area estimated to be 2' x 6'.

Generally, there is very little oil and oily residues noted over all the tank tops, bilges and sumps throughout the Engine Room. The space is generally very clean with tools and spares neatly stowed.

All machinery and related equipment appear to be assembled and in operational condition. Tools are stowed and the area of the work bench at port forward is in tidy condition.

Extended valve spindle handles previously found disconnected have been reconnected and all valves reportedly confirmed for proper operation.

Pump Room

Space being cleaned and internal coatings in the process of being completely renewed throughout. Floor plates all present, in place, level and secure.

Shaft Room

Like the Engine Room, this entire space with renewed internal coatings throughout. Significant spalling rust and scale noted on transverse floors and web frames below the level of the floor plates in way of the after portions of the tank adjacent the shaft glands. Transverse web frame on port perforated and angle bar frames in way heavily corroded as well. Rusting and corrosion considered active.

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CONDITION of HULL and STRUCTURE, cont'd

All tools and machinery spares previously piled loosely and without organization all over have been removed and/or stowed. Parts area at port side has been completely cleaned and reorganized with useless components removed and good spares securely stowed.

Steering Gear Room:

Room cleaned of all oil and materials and repainted.

General Interior (non-passenger)

Interior spaces throughout the ship's hull and deckhouse generally appear to be adequately coated. No significant corrosion noted in plating or internal structures except as noted above in the accessible areas that were sighted.
Insulation applied to shell plating understood to be original or near original. Insulation generally intact except where abraded as noted and where removed for repairs & alterations.

EXTERIOR:

Hull

Exterior coatings on the hull have been renewed over the entire top sides.

Damage noted to one of the porthole rain/drip gutters at starboard aft due to impact with the dock has been repaired.

Shell plate, as previously noted, variously indented between frames and internals in character and degree consistent with a vessel of this age and previous use.

Decks

The exterior deck coatings have been completely renewed and remain well attached.

The coatings on the top of the Vista Lounge (roof) have been renewed.

General Exterior

General outfit of the vessel has been extensively cleaned and refurbished over the past year with hinges, bolted closures, door fit, door hinges, latches and locks all reworked and lubricated to restore proper operation.

Deck drains cleared.

Progress noted on identification and marking of tank vents and accommodation vents, however, many vents remain to be identified and permanently labeled.

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CONDITION of HULL and STRUCTURE, cont'd

Transformer on the aft Boat Deck appears to be surplus. It is not connected and not of a dimension similar to existing units aboard the vessel.

Deck washroom on the Boat Deck aft refurbished.

Aft Bar & Scully on the Boat Deck has been converted to the Fire Fighting Equipment Room.

Sun Room / Observation Lounge and attached deck washroom on the aft Vista Deck renovated with the addition of an 8' bar and the washroom adjacent converted to the bartender closet.

Closure devices for the opening skylights located in the forward Boat Deck, in way of the Forward Upper Deck Hallway have been repaired such that the skylights can be adequately secured against boarding seas and heavy weather.

Starboard and port gangways have both been structurally refurbished and repaired as necessary with new safety ropes fitted. A hand hoist winch has been installed along with new blocks and falls for hoisting the gangways. The one winch is now arranged to be switched from the port to the starboard gangway as required for deployment/hoisting.

The port gangway turntable support platform is distorted (twisted and bowed upwards at the center-pin) such that the turntable is tipped and the gangway self-leveling steps are not level. The outside support/roller wheel at has recently been tripped over.

The starboard gangway is presently inadequately secured in the stowed position at one location only by poly rope.

Railing at port side immediately forward the wheelhouse has been distorted with the top rail and one stanchion bent inboard and the wooden cap rail fractured at a splice joint. Hardwood cap railing around the main deck generally show worn and missing varnish with the wood becoming stained and fading. The wood is cracked and loose in several locations.

CONDITION of the MACHINERY:

Ancillary machinery all rebuilt or repaired to the satisfaction of Transport Canada prior to receiving certification in 2004. The vessel has effectively not operated in the period since certification in 2004 and so much of the machinery can likely be considered to have near zero running hours.

The machinery generally appears sound visually and all machinery is assembled and apparently operational.

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CONDITION of the MACHINERY, cont'd

The main engines were rebuilt 'in-frame' through 2005 up until completion in early 2006. The owners have provided documentation to back-up the work and, to the extent that can be inferred from partial records, the main engines are considered to be rebuilt.

The engines are reported to have had a short sea trial prior to completion of the work and a short run in the summer of 2006 when the vessel was under consideration of sale. The main engines are considered to have essentially zero running hours since rebuild. The current owners have a certified engineer aboard the vessel and report the engines and gears have been successfully operated at the dock. It is also reported all ancillary machinery has been tested and operated successfully.

The intermediate and tail shafts were removed and serviced as necessary to the satisfaction of Transport Canada in the course of the initial conversion. Similar to the main engines, the shafts are considered to essentially have zero running hours from the previous certification.

It is reported the underwater hull has been thoroughly inspected by diver in 2007 to the satisfaction of Transport Canada with anodes renewed.

Aft water tanks reportedly completely cleaned and cement washed by the current owners.

CONDITION of the ACCOMMODATIONS and INTERIOR FINISHES

All accommodation interior spaces appear in excellent condition. The owners have thoroughly cleaned all cabins, public areas and carpets.

Minor repairs are noted to have occurred throughout the interior and all light bulbs replaced where burnt out.

All of the interior cabin doors, drawers, cabinets, closet doors and panel access covers appear to open and close properly. There is no sign of mold, mildew or water stains throughout the passenger and crew accommodation areas. The areas smell clean and fresh. Mattresses and bedding the cabins similarly appear clean and fresh without moisture effects.

Many of the pine bed frames have been replaced by solid hardwood frames of varying dimension. Many more cabins have been reoriented to accommodate families with children with the inclusion of an upper single (bunk) bed. These cabins can now accommodate 3 instead of 2 as previous.

The crew accommodation areas forward and aft have been cleaned with all loose materials removed but the forward area remains unfinished compared to the balance of the interior and do not have any floor coverings. It is reported ceramic tiles are to be laid through the forward crew accommodations.

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The aft crew accommodations are considered complete and fully functional.

The aft bar/lounge and dining room have both been thoroughly cleaned and appear ready for service.

The Galley appears bright, clean and complete, right down to a selection of pots and pans on the shelves and racks. The refrigerators and freezers are all confirmed to be operational as is the stove.

SURVEYORS REMARKS:

The history of the PACIFIC AURORA is considered unique due to the fact that the vessel was reportedly refit to the point of receiving paying passengers aboard before being laid-up in 2004/2005. The undersigned will comment that all evidence from inspection of the vessel in the course of the previous and current survey indicate that, in fact, this was the case.

The current owners have invested much time and effort to refurbishing the vessel to a fully operational standard with general work as follows:

All mechanical systems checked, tested and repaired as necessary;
All electrical systems checked, tested and repaired as necessary;
All domestic systems checked, tested and repaired as necessary;
The personal systems of TV/cable, telephone for each guest cabin checked, tested and repaired as necessary;
All deck equipment checked, tested and repaired as necessary;
All safety systems completely serviced and upgraded as necessary; and,
All navigational and communications systems completely serviced and upgraded as necessary.

The vessel is considered to be virtually the same in all relevant aspects regarding stability as that described and calculations provided for in the Intact Trim & Stability Booklet, Passenger Vessel, *PACIFIC AURORA* published by Peter S. Hatfield Ltd., PHL Project No. 795 dated July 1998.

Accordingly, to the extent and limitations of the undersigned surveyor in carrying-out the current survey, the stability book as published by Peter S. Hatfield and with the Transport Canada date of approval 02-10-09 affixed is considered to be currently valid for the PACIFIC AURORA.

The vessel has since satisfied all aspects and requirements and been granted a new operational certificate by Transport Canada.

The vessel looks very complete and presents well.

It is considered likely that the vessel must necessarily be dry docked in the course of the next certificate renewal with all sea-valves opened and tail shafts pulled for inspection.

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RECOMMENDATIONS:

Hull thickness gauging has not been conducted in the course of the last certification cycle and has not been requested to the undersigned's knowledge for the current cycle. The current owners are recommended to conduct a basic thickness test of the underwater hull plating and selected internal floors and frames on the next docking.

Starboard gangway to be suitably secured in the stowed position by positive restrain devices of chain, turnbuckle or cable at two locations, one at the turntable and one at the gangway outer end.

Port gangway to have the turntable support, pivot pin and stair leveling system repaired &/or adjusted to provide level steps on all ship/dock orientations. Lower roller wheel to be repaired.

Safety railing along port side forward of the wheel house to be straightened with the wooden cap rail reattached and secured at the fractured splice joint.

Some considerations to follow-up at the owner's convenience:

- Consider replacing the watertight door leading from the aft lounge onto the Upper Deck Exterior Aft Deck with a manufactured multi-dog door of single lever or handwheel operation;
- Similarly also, consider replacing the watertight door leading from the Upper Deck Exterior Aft Deck to the Steering Gear Room with a manufactured multi-dog door of single lever or handwheel operation;
- Crop and renew wasted internals in the Shaft Room adjacent the aft frames and floors in way of the shaft tunnels, recoat all in way with suitable anticorrosive;
- Continue efforts to permanently identify and label all deck vents for the internal tanks and interior spaces;
- If the transformed located on the aft Boat Deck is surplus to the needs of the vessel it is recommended to be removed, otherwise to be positively secured against boarding seas;
- Wooden cap rails sanded and refinished to remove splinter danger.

VALUATIONS:

Valuations consider the vessel 'as-is, where-is', without considerations of mortgage, accrued debt or liens.

Valuations consider the vessel in the local market of the West Coast of British Columbia, Canada. It is considered that the vessel's character suits the British Columbia coast and that the vessel is well described as an 'Eco-tourism – Excursion - Cruise' vessel. The vessel size is also well suited for transit in and through the narrow channels and fiords of the BC Coast. At under 200' long the ship will have access to wilderness areas that larger ships at 250' – 300' cannot. The ship's size precludes the requirement (and cost) of having a Coast Pilot on board as well as being relatively easy to handle in and out of ports and anchorages and for long-term berthing requirements.

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Independent of the quantity of consumables such as fuel, oil and passenger supplies aboard, the valuations are provided as follows:

ESTIMATED CURRENT	ESTIMATED REPLACEMENT
$4,750,000.00 CAN	**$20,000,000.00 CAN**

'Current' valuation implies that a willing seller and willing buyer have confirmed the status of the vessel/asset and negotiated to a mutually agreed price in good faith on the open market.

The vessel was surveyed afloat. The condition of the underwater hull and the presence of any defects along the exterior underwater hull, propeller and rudder are unknown and cannot be inferred.

Inspection made without opening up areas ordinarily concealed or testing for tightness.

The machinery, ancillary and domestic systems were not observed operating as a component of this survey and their condition is unknown.

No determination of stability characteristics has been made and no opinion is expressed thereto.

Examination of the structure was made as thorough as was practical and in good faith, however no liability can be assigned to the Undersigned through oversight, inaccuracy or any other deficiency.

This report is issued for Condition & Valuation purposes only and if used for any other purpose other than that stated in the foregoing it will be null, void and not binding on anyone.

Survey made and Report submitted without prejudice,

BUILDING SEA MARINE LTD.

DAVE TRICKETT, Surveyor

MEMBER ASSOCIATION OF MARINE SURVEYORS OF B.C. 132 • DT • 2004

Survey Report No. 140
May 14, 2008